
IFC
International
Finance Corporation
World Bank Group


11005415

File No. 83-5
Regulation IFC: Rule 2

November 12, 2010


SEC MAIL PROCESSING
RECEIVED
NOV 1 2 2010
WASH, D.C.
200
SECTION

United States Securities
and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing in compliance with Rule 2 of Regulation IFC are two copies of (a) Management's Discussion and Analysis and Condensed Consolidated Financial Statements September 30, 2010 (unaudited) of International Finance Corporation (IFC) and (b) a list of IFC's borrowings from the market and from the International Bank for Reconstruction and Development under its Master Loan Agreement for the quarter ended September 30, 2010.

Very truly yours,

INTERNATIONAL FINANCE CORPORATION

Wolfram Fischer

Wolfram Fischer
Chief Counsel

2121 Pennsylvania Ave., N.W. • Washington, D.C. 20433 USA • Phone: (202) 477-1234 • Facsimile: (202) 477-6391

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter by Month	ExternalId	Currency	NotionalAmt		NotionalUSDAmt		InterestRate	SettleDate
Sep 30, 2010								
New Market Borrowings								
	11_03XXXXX	AUD	500,000,000.00		447,700,000.00		5.75	28-Jul-10
	11_29XXXXX	AUD	142,000,000.00		134,452,700.00		4.00	21-Sep-10
			Sum Of NotionalAmt:	642,000,000.00	Sum Of NotionalUSDAmt:	582,152,700.00		
	10_104XXXX	BRL	16,500,000.00		9,381,663.11		8.10	12-Jul-10
	11_28XXXXX	BRL	227,000,000.00		129,333,675.18		7.45	01-Sep-10
	11_32XXXXX	BRL	75,000,000.00		43,859,649.12		9.25	15-Sep-10
	11_33XXXXX	BRL	125,000,000.00		73,046,018.99		8.00	17-Sep-10
			Sum Of NotionalAmt:	443,500,000.00	Sum Of NotionalUSDAmt:	255,621,006.40		
	11_08XXXXX	JPY	300,000,000.00		3,515,762.33		0.00	23-Aug-10
	11_26XXXXX	JPY	1,000,000,000.00		11,808,466.67		2.00	27-Aug-10
			Sum Of NotionalAmt:	1,300,000,000.00	Sum Of NotionalUSDAmt:	15,324,229.00		
	11_27XXXXX	KRW	35,000,000,000.00		29,584,173.31		1.75	23-Aug-10
			Sum Of NotionalAmt:	35,000,000,000.00	Sum Of NotionalUSDAmt:	29,584,173.31		
	11_09XXXXX	TRY	210,000,000.00		139,832,201.36		0.50	04-Aug-10
	11_34XXXXX	TRY	25,000,000.00		16,750,418.76		11.25	21-Sep-10
			Sum Of NotionalAmt:	235,000,000.00	Sum Of NotionalUSDAmt:	156,582,620.12		
	11_01XXXXX	USD	300,000,000.00		300,000,000.00		0.26	15-Jul-10
	11_04XXXXX	USD	10,000,000.00		10,000,000.00		4.87	10-Aug-10
	11_05XXXXX	USD	10,000,000.00		10,000,000.00		4.87	10-Aug-10
	11_06XXXXX	USD	10,000,000.00		10,000,000.00		4.87	10-Aug-10
	11_07XXXXX	USD	10,000,000.00		10,000,000.00		4.87	10-Aug-10
	11_10XXXXX	USD	10,000,000.00		10,000,000.00		4.94	17-Aug-10
	11_11XXXXX	USD	10,000,000.00		10,000,000.00		4.94	17-Aug-10
	11_12XXXXX	USD	10,000,000.00		10,000,000.00		4.94	17-Aug-10
	11_13XXXXX	USD	10,000,000.00		10,000,000.00		4.90	17-Aug-10
	11_14XXXXX	USD	10,000,000.00		10,000,000.00		4.90	17-Aug-10
	11_15XXXXX	USD	10,000,000.00		10,000,000.00		4.90	17-Aug-10
	11_17XXXXX	USD	10,000,000.00		10,000,000.00		4.84	23-Aug-10
	11_18ZZZZZ	USD	10,000,000.00		10,000,000.00		4.84	23-Aug-10
	11_19ZZZZZ	USD	10,000,000.00		10,000,000.00		4.84	23-Aug-10
	11_21XXXXX	USD	10,000,000.00		10,000,000.00		4.78	23-Aug-10
	11_22XXXXX	USD	10,000,000.00		10,000,000.00		4.78	23-Aug-10
	11_23XXXXX	USD	10,000,000.00		10,000,000.00		4.78	23-Aug-10
	11_24XXXXX	USD	10,000,000.00		10,000,000.00		4.72	24-Aug-10
	11_25XXXXX	USD	10,000,000.00		10,000,000.00		4.72	24-Aug-10
			Sum Of NotionalAmt:	480,000,000.00	Sum Of NotionalUSDAmt:	480,000,000.00		
	11_02XXXXX	ZAR	60,000,000.00		8,240,739.47		6.00	03-Aug-10
	11_16XXXXX	ZAR	100,000,000.00		14,001,876.25		6.20	13-Sep-10
	11_20XXXXX	ZAR	52,000,000.00		7,022,282.24		6.00	31-Aug-10
	11_30XXXXX	ZAR	1,453,000,000.00		204,642,122.76		5.70	21-Sep-10
	11_31XXXXX	ZAR	60,000,000.00		8,633,093.53		5.70	29-Sep-10
			Sum Of NotionalAmt:	1,725,000,000.00	Sum Of NotionalUSDAmt:	242,540,114.25		
					Sum Of NotionalUSDAmt1:	1,761,804,843.08		

Matured Market Borrowings

08_11XXXXX	AUD	12,000,000.00		11,247,600.00		6.07	16-Sep-10
08_16XXXXX	AUD	78,000,000.00		72,754,500.00		6.15	13-Sep-10
		Sum Of NotionalAmt:	90,000,000.00	Sum Of NotionalUSDAmt:	84,002,100.00		
09_38XXXXX	BRL	20,000,000.00		11,377,211.45		12.00	04-Aug-10
09_38_R1XX	BRL	50,000,000.00		28,443,028.61		12.00	04-Aug-10
09_139_B1X	BRL	2,530,000.00		1,420,749.68		8.50	22-Jul-10
09_54_B1XX	BRL	2,570,000.00		1,443,212.13		9.80	22-Jul-10
09_59_B1XX	BRL	3,460,000.00		1,943,001.54		9.80	22-Jul-10
09_82_B1XX	BRL	2,830,000.00		1,589,218.03		9.70	22-Jul-10
09_89_B1XX	BRL	2,440,000.00		1,370,209.18		10.00	22-Jul-10
		Sum Of NotionalAmt:	83,830,000.00	Sum Of NotionalUSDAmt:	47,586,630.62		
07_14XXXXX	EUR	24,000,000.00		30,806,400.00		3.06	14-Sep-10
		Sum Of NotionalAmt:	24,000,000.00	Sum Of NotionalUSDAmt:	30,806,400.00		
02_32_B1XX	JPY	2,000,000,000.00		23,438,415.56		0.00	23-Aug-10
02_76_B1XX	JPY	1,000,000,000.00		11,952,429.33		0.00	09-Sep-10
04_27_B1XX	JPY	1,000,000,000.00		11,611,030.48		0.00	05-Aug-10
04_44_B1XX	JPY	1,000,000,000.00		11,902,636.43		0.00	13-Sep-10
06_04_B1XX	JPY	500,000,000.00		5,959,830.74		0.00	07-Sep-10
09_24XXXXX	JPY	400,000,000.00		4,607,764.08		7.28	29-Jul-10
09_39XXXXX	JPY	300,000,000.00		3,547,147.50		7.20	26-Aug-10
10_22_B1XX	JPY	500,000,000.00		5,927,330.92		0.00	24-Sep-10
96_02XXXXX	JPY	2,000,000,000.00		23,249,055.51		4.10	10-Aug-10
		Sum Of NotionalAmt:	8,700,000,000.00	Sum Of NotionalUSDAmt:	102,195,640.55		
08_18XXXXX	TRY	80,000,000.00		54,207,887.25		2.00	27-Sep-10
09_44XXXXX	TRY	4,000,000.00		2,655,072.85		15.20	03-Sep-10
09_61XXXXX	TRY	3,600,000.00		2,420,168.07		15.20	24-Sep-10
		Sum Of NotionalAmt:	87,600,000.00	Sum Of NotionalUSDAmt:	59,283,128.17		
02_48_B1XX	USD	13,879,250.50		13,879,250.50		0.00	09-Sep-10
07_13XXXXX	USD	41,500,000.00		41,500,000.00		4.46	14-Sep-10
09_120XXXX	USD	100,000,000.00		100,000,000.00		1.36	06-Jul-10
09_126_B1X	USD	30,000,000.00		30,000,000.00		1.46	27-Sep-10
10_01_B1XX	USD	25,000,000.00		25,000,000.00		5.20	15-Jul-10
10_02_B1XX	USD	20,000,000.00		20,000,000.00		5.17	16-Jul-10
10_05_B1XX	USD	30,000,000.00		30,000,000.00		5.04	28-Jul-10
10_06XXXXX	USD	29,933,741.00		29,933,741.00		6.02	30-Jul-10
10_07XXXXX	USD	52,000,000.00		52,000,000.00		0.00	30-Jul-10
10_10XXXXX	USD	30,000,000.00		30,000,000.00		6.00	11-Aug-10
10_15XXXXX	USD	30,000,000.00		30,000,000.00		6.35	24-Aug-10
		Sum Of NotionalAmt:	402,312,991.50	Sum Of NotionalUSDAmt:	402,312,991.50		
08_01XXXXX	ZAR	80,000,000.00		11,046,062.08		9.06	10-Aug-10
08_05XXXXX	ZAR	60,000,000.00		8,211,079.48		9.40	16-Aug-10
08_17XXXXX	ZAR	20,000,000.00		2,848,394.22		9.70	28-Sep-10
08_53XXXXX	ZAR	110,000,000.00		15,326,097.56		9.54	10-Sep-10
09_22XXXXX	ZAR	70,000,000.00		9,530,552.23		11.28	30-Jul-10
09_23XXXXX	ZAR	450,000,000.00		59,546,257.52		12.50	09-Jul-10
09_34XXXXX	ZAR	38,000,000.00		5,206,549.29		7.21	29-Jul-10
09_36XXXXX	ZAR	38,000,000.00		5,206,549.29		9.78	29-Jul-10
09_45XXXXX	ZAR	296,670,000.00		40,510,425.63		10.32	26-Aug-10
		Sum Of NotionalAmt:	1,162,670,000.00	Sum Of NotionalUSDAmt:	157,431,967.30		
				Sum Of NotionalUSDAmt1:	883,618,858.14		

Net Short-term Discount Notes for the period ended September 30, 2010

Sum Of NotionalUSDAmt1: **50,000,000.00**

INTERNATIONAL FINANCE CORPORATION


IFC
INTERNATIONAL FINANCE CORPORATION

Management's Discussion and Analysis
and
Condensed Consolidated Financial Statements
September 30, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

September 30, 2010

Contents

I. OVERVIEW

This document should be read in conjunction with the International Finance Corporation (IFC) consolidated financial statements and management's discussion and analysis issued for the fiscal year ended June 30, 2010 (FY10). IFC undertakes no obligation to update any forward-looking statements.

IFC is an international organization, established in 1956, to further economic growth in its developing member countries by promoting private sector development. IFC is a member of the World Bank Group, which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). It is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD. As of September 30, 2010, IFC's entire share capital was held by 182 member countries.

IFC's principal investment products are loans and equity investments, with smaller debt securities and guarantee portfolios. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders, either through cofinancing or through loan participations, underwritings, and guarantees. In addition to project finance, corporate lending and resource mobilization, IFC offers an array of financial products and advisory services to private businesses in the developing world with a view to fulfilling its developmental mission. It also advises member governments on how to create an environment hospitable to the growth of private enterprise and foreign investment. Unlike most other multilateral institutions, IFC does not accept host government guarantees of its exposures. IFC raises virtually all of the funds for its lending activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD. Equity investments are funded from net worth.

IFC's capital base and its assets and liabilities, other than its equity investments, are primarily denominated in US dollars. IFC seeks to minimize foreign exchange and interest rate risks by closely matching the currency and rate bases of its liabilities in various currencies with assets having the same characteristics. IFC manages any non-equity investment related residual currency and interest rate risks by utilizing currency and interest rate swaps and other derivative instruments.

The Management Discussion and Analysis contains forward looking statements which may be identified by such terms as "anticipates," "believes," "expects," "intends," "plans" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IFC's control. Consequently, actual future results could differ materially from those currently anticipated.

II. FINANCIAL SUMMARY

BASIS OF PREPARATION OF IFC'S CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accounting and reporting policies of IFC conform to accounting principles generally accepted in the United States (US GAAP).

FINANCIAL PERFORMANCE SUMMARY

IFC's net income is affected by a number of factors, principally income generated from its equity investment portfolio (principally dividends, realized capital gains on equity sales and unrealized gains and losses on equity investments); the magnitude of provisions for losses against its loans and guarantees; impairment of equity investments; loans in nonaccrual status; recoveries of interest on loans formerly in nonaccrual status; and income from liquid assets.

A significant part of IFC's liquid assets trading portfolio is invested in fixed income securities, including asset-backed securities (ABS) and mortgage-backed securities (MBS) which are subject to external market factors that may significantly affect the value of such securities, adding variability to reported net income.

Net income also includes net gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA.

IFC reported income before net losses on other non-trading financial instruments accounted for at fair value and before grants to IDA of $430 million in the three months ended September 30, 2010 (FY11 Q1), as compared to $339 million in the three months ended September 30, 2009 (FY10 Q1). Net losses on other non-trading financial instruments accounted for at fair value totaled $34 million in FY11 Q1 ($259 million in FY10 Q1), resulting in income before grants to IDA of $396 million in FY11 Q1, as compared to $80 million in FY10 Q1. There were no grants to IDA in FY11 Q1 and FY10 Q1. Accordingly, IFC has reported net income (in accordance with US GAAP) of $396 million in FY11 Q1 ($80 million - FY10 Q1).

The improvement in income before net losses on other non-trading financial instruments and grants to IDA in FY11 Q1 when compared to FY10 Q1 was principally as a result of a generally improved operating environment for IFC's investment portfolio in FY11 Q1 as compared with that experienced in FY10 Q1. This improved financial performance in FY11 Q1 when compared to FY10 Q1 resulted from: (i) higher unrealized gains on equity investments accounted for at fair value in net income; (ii) lower impairment write-downs on equity investments; (iii) a moderate release of provisions for losses on loans and guarantees as compared to a charge in FY10 Q1; and (iv) lower charges on borrowings.

III. CLIENT SERVICES

BUSINESS OVERVIEW

In partnership with private investors, IFC assists in financing the establishment, improvement, and expansion of private sector enterprises by making investments where sufficient private capital is not otherwise available on reasonable terms. IFC seeks to bring together domestic and foreign private capital and experienced management and thereby create conditions conducive to the flow of private capital (domestic and foreign) into productive investments in its developing member countries. In this way, IFC plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, and risk sharing facilities (core resource mobilization). In addition to project finance, corporate lending and resource mobilization, IFC offers an array of financial products and advisory services to private businesses in the developing world with a view to fulfilling its developmental mission. IFC also advises member governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

IFC's activities are guided by five strategic pillars: (i) strengthening the focus on frontier markets; (ii) building enduring partnerships with clients in emerging markets; (iii) addressing climate change and ensuring social and environmental sustainability; (iv) promoting private sector growth in infrastructure, health, education, and the food supply chain; and (v) developing local financial markets. IFC's strategic priorities are aligned with the World Bank Group's strategic directions.

INVESTMENTS

IFC's investments are normally made in its developing member countries. The Articles of Agreement mandate that IFC shall invest in productive private enterprise. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being totally or partially privatized.

ADVISORY SERVICES

Advisory services have become a more substantial and important part of IFC's business and a critical tool for extending IFC's reach and impact.

IFC ASSET MANAGEMENT COMPANY

IFC Asset Management Company LLP (AMC), a wholly-owned subsidiary of IFC, mobilizes capital from outside IFC's traditional investor pool. AMC serves as a fund manager and mobilizes third-party capital to invest in its funds. IFC is a co-investor in such funds.

At September 30, 2010 (FY11 Q1 - end) AMC has assets under management[1] of $4.0 billion, $1,275 million in the IFC Capitalization (Equity) Fund, L.P. (the Equity Capitalization Fund); $1,725 million in the IFC Capitalization (Subordinated Debt) Fund, L.P. (the Sub-Debt Capitalization Fund); and $900 million in the IFC African, Latin American and Caribbean Fund, L.P. (the ALAC Fund), and $55 million in the Africa Capitalization Fund, Ltd (the Africa Cap Fund). The Equity Capitalization Fund and the Sub-Debt Capitalization Fund are collectively referred to as the Capitalization Funds.

The Capitalization Funds, established in FY09, are designed to support banks considered vital to the financial system of an emerging market country and are jointly funded by commitments of $1 billion from IFC and $2 billion from a third-party investor.

As of September 30, 2010, IFC had disbursed $163 million and other investors have disbursed $105 million to the Equity Capitalization Fund (IFC: $128 million - June 30, 2010; other investors: $82 million - June 30, 2010). As of September 30, 2010, the Equity Capitalization Fund has disbursed $262 million to four investees ($208 million to three investees as of June 30, 2010).

As of September 30, 2010, IFC and other investors have disbursed $4 million to the Sub-Debt Capitalization Fund ($2 million at June 30, 2010) and no amounts have been disbursed by the fund to investees.

The ALAC Fund was established in FY10 to make co-investments with IFC in companies or other entities located in the Sub-Saharan Africa, Latin America and/or the Caribbean. The ALAC Fund is currently a $900 million fund, with $180 million of commitments from IFC and $720 million from five other third party investors.

As of September 30, 2010, IFC has disbursed $14 million and other investors have disbursed $56 million to the ALAC Fund (IFC: $3 million - June 30, 2010: other investors: $13 million - June 30, 2010). As of September 30, 2010, ALAC has disbursed $60 million to three investees (no amounts were disbursed to investees as of June 30, 2010).

The Africa Cap Fund was established in August 2010 to make investments in regulated commercial banking institutions located in Continental Africa. The Fund will co-invest with the Capitalization Funds or IFC. The Africa Cap Fund is currently $55 million in size with commitments from three third party investors. The Africa Cap fund has not received any disbursements from its investors as of September 30, 2010.

OTHER INITIATIVES

IFC has a series of initiatives to assist the private sector address the challenges introduced by the global financial crisis that began in FY09. These initiatives are expected to combine IFC funds with contributions mobilized from various sources, including governments and other international financial institutions. IFC's initiatives are designed to address both the immediate and long-term needs of IFC's clients.

[1] Assets under management are generally based upon how investment advisory and administrative fees are calculated (including total assets, committed assets, or other measures).

INVESTMENT PROGRAM SUMMARY

COMMITMENTS
In FY11 Q1, IFC entered into new commitments totaling $2,203 million, compared with $2,319 million in FY10 Q1. In addition, IFC mobilized resources totaling $1,323 million, compared with $363 million in FY10 Q1. FY11 Q1 and FY10 Q1 commitments and core resources mobilized comprised the following (US $ millions):

	FY11 Q1	FY10 Q1
Commitments[2]		
Loans	$ 817	$ 1,419
Equity investments	505	323
Guarantees:		
GTFP	758	573
Other	83	-
Client risk management	40	4
Total commitments	**$ 2,203**	$ 2,319
B-loans	$ 609	$ 229
Structured finance	-	8
Parallel loans	162	126
Sales of loans and other mobilization	32	-
Total B-loans, structured finance, parallel loans and other mobilization	**$ 803**	$ 363
AMC:		
IFC African, Latin American and Caribbean Fund	$ 45	$ -
Total AMC	**$ 45**	$ -
Other initiatives:		
Global Trade Liquidity Program	$ 475	$ -
Total other initiatives	**$ 475**	$ -
Total core resource mobilization	**$ 1,323**	$ 363
Core resource mobilization ratio	**0.60**	0.16

[2] Debt security commitments are included in loans and equity investments based on their predominant characteristics.

DISBURSEMENTS

IFC disbursed $1,674 million for its own account in FY11 Q1 ($1,718 million in FY10 Q1): $1,178 million of loans ($1,428 million in FY10 Q1), $407 million of equity investments ($221 million in FY10 Q1), and $89 million of debt securities ($69 million in FY10 Q1).

DISBURSED INVESTMENT PORTFOLIO

IFC's total disbursed investment portfolio (a non-US GAAP performance measure) was $26.8 billion at September 30, 2010 ($25.4 billion at June 30, 2010), comprising the disbursed loan portfolio of $19.2 billion ($18.2 billion at June 30, 2010), the disbursed equity portfolio of $5.7 billion ($5.4 billion at June 30, 2010), and the disbursed debt security portfolio of $1.9 billion ($1.8 billion at June 30, 2010).

GUARANTEES AND PARTIAL CREDIT GUARANTEES

IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. IFC's guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees, but when a guarantee is called, the client will generally be obligated to reimburse IFC in US dollar terms. Guarantee fees are consistent with IFC's loan pricing policies. Guarantees signed at September 30, 2010 totaled $2.9 billion ($2.7 billion at June 30, 2010).

CORE RESOURCE MOBILIZATION

Core Resource mobilization is defined as financing from entities other than IFC that becomes available to clients due to IFC's direct involvement in raising resources. IFC finances only a portion, usually not more than 25%, of the cost of any project. All IFC-financed projects, therefore, require other financial partners. IFC mobilizes such private sector finance from other entities through loan participations, parallel loans, partial credit guarantees, securitizations, loan sales, and risk sharing facilities. In FY09, IFC launched AMC and a number of other initiatives, each with a core resource mobilization component, and revised its resource mobilization definition accordingly to include these in the measure.

CORE RESOURCE MOBILIZATION RATIO

The core resource mobilization ratio is defined as:

$$\frac{\text{Loan participations + parallel loans + sales of loans + non-IFC investment part of structured finance + non-IFC commitments in initiatives + non-IFC investments committed in funds managed by AMC}}{\text{Commitments (IFC investments + IFC portion of structured finance + IFC commitments in new initiatives + IFC investments committed in funds managed by AMC)}}$$

For each dollar that IFC committed, IFC mobilized (in the form of B-loans, parallel loans, sales of loans, the non-IFC portion of structured finance and the non-IFC commitments in initiatives, and the non-IFC investments committed in funds managed by AMC) $0.60 in FY11 Q1 ($0.16 in FY10 Q1).

IV. TREASURY SERVICES

LIQUID ASSETS

IFC invests its liquid assets portfolio in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers; these include ABS and MBS, time deposits, and other unconditional obligations of banks and financial institutions. Diversification in multiple dimensions ensures a favorable risk return profile. IFC manages the market risk associated with these investments through a variety of hedging techniques including derivatives, principally currency and interest rate swaps and financial futures.

IFC's liquid assets are invested in six separate portfolios, internally named P0 through P4 and P7. All six portfolios are accounted for as trading portfolios.

IFC has a flexible approach to managing the liquid assets portfolios by making investments on an aggregate portfolio basis against its benchmark within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, including futures and options, and takes positions in various sectors and countries. All positions are swapped back into US dollars.

All liquid assets are managed according to an investment authority approved by IFC's Board of Directors and investment guidelines approved by IFC's Corporate Risk Committee, a subcommittee of IFC's Management Team.

A P7 portfolio was created in FY10, which contains the after-swap proceeds from variable-rate borrowings denominated and invested in Euros. The P7 portfolio totaled less than $10 million at September 30, 2010, unchanged from June 30, 2010.

In addition, a P6 portfolio was created in FY08 in support of IFC's local currency lending capabilities. The P6 portfolio contains the proceeds of liquidity raised in local currency prior to disbursement and is managed by IFC's Treasury Department against local interbank rate indices. At September 30, 2010 this portfolio contained short-term money market instruments denominated in Brazilian reais, Russian rubles and Mexican pesos. The P6 portfolio totaled $0.5 billion at September 30, 2010 ($0.3 billion at June 30, 2010).

BORROWINGS

The major source of IFC's borrowings is the international capital markets. Under the Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member and also the member in whose currency the borrowing is denominated. IFC borrowed (after the effect of borrowing-related derivatives) $1.8 billion during FY11 Q1 ($3.3 billion in FY10 Q1), including net short-term borrowings of $0.05 billion ($1.1 billion - FY10 Q1). The decrease is mainly due to the net changes in IFC's short-term discount note program. The discount note program provides for issuances with maturities ranging from overnight to one year, and was launched in the fourth quarter of 2009.

IFC's borrowings are generally swapped into US dollars through the use of currency and interest rate swaps. IFC's mandate to help develop domestic capital markets can result in providing local currency funds for on-lending to its clients rather than being swapped into US dollars. At September 30, 2010, $0.3 billion of non-US dollar-denominated market borrowings in Chinese renminbi and C.F.A. francs were used for such purposes ($0.3 billion - June 30, 2010). In addition, at September 30, 2010, $0.1 billion of Brazilian reais borrowing funded a non-investment portfolio loan as opposed to being swapped into US dollars ($0.1 billion - June 30, 2010).

V. CAPITAL AND RETAINED EARNINGS

As of September 30, 2010, IFC's total capital as reported in IFC's condensed consolidated balance sheet amounted to $19.3 billion, up from the June 30, 2010 level of $18.4 billion. At September 30, 2010, total capital comprised $2.4 billion of paid-in capital, substantially unchanged from June 30, 2010, $15.2 billion of retained earnings ($14.8 billion at June 30, 2010), and $1.7 billion of accumulated other comprehensive income ($1.2 billion at June 30, 2010).

As of September 30, 2010 and 2009, IFC's authorized capital was $2.45 billion, of which $2.37 billion was subscribed and paid in.

SELECTIVE CAPITAL INCREASE

On July 20, 2010, the Board of Directors recommended that the Board of Governors approve an increase in the authorized share capital of IFC of $130 million, to $2,580 million, and the issuance of $200 million of shares (including $70 million of unallocated shares).

The Board of Governors also recommended that the Board of Governors approve an increase in Basic Votes aimed at enhancing the voice and participation of developing and transition countries (DTCs) and requiring an amendment to IFC's Articles of Agreement. Currently the voting power of each IFC member is the sum of its Basic Votes, fixed at 250 votes per member, and its share votes, with one vote for each share of IFC stock held. At present, Basic Votes represent 1.88% of total IFC voting power. Once the amendment to the Articles of Agreement becomes effective, the Basic Votes of each member shall be the number of votes that results from an equal distribution among all members of 5.55% of the aggregate sum of the voting power of all members.

The above is expected to result in a shift of the voting power to DTCs by 6.07% to 39.48%.

DESIGNATIONS OF RETAINED EARNINGS

Beginning in the year ended June 30, 2004, IFC began a process of designating retained earnings to increase its support of advisory services and, subsequently, for performance-based grants (year ended June 30, 2005), grants to IDA (year ended June 30, 2006), the Global Infrastructure Project Development Fund (FY08), and IFC SME Ventures for IDA Countries (FY08). The levels and purposes of retained earnings designations are set based on Board-approved principles, which are applied each year to assess IFC's financial capacity and to determine the maximum levels of retained earnings designations.

Amounts available to be designated are determined based on a Board-approved income-based formula and, beginning in FY08, on a principles-based Board-approved financial distribution policy, and are approved by IFC's Board of Directors. Expenditures for the various approved designations are recorded as expenses in IFC's condensed consolidated income statement in the year in which they occur, and have the effect of reducing retained earnings designated for this specific purpose.

On August 5, 2010, IFC's Board of Directors approved a designation of $600 million of IFC's retained earnings for grants to IDA and $10 million of IFC's retained earnings for advisory services. On October 8, 2010, IFC's Board of Governors noted with approval the designations approved by IFC's Board of Directors on August 5, 2010.

At September 30, 2010, retained earnings comprised $14.8 billion of undesignated retained earnings ($14.3 billion at June 30, 2010), $0.2 billion of retained earnings designated for advisory services ($0.3 billion at June 30, 2010), $0.1 billion of retained earnings designated for PBG ($0.1 billion at June 30, 2010), and $0.1 billion of retained earnings designated for IFC SME Ventures for IDA countries and Global Infrastructure Project Development Fund ($0.1 billion at June 30, 2010).

At September 30, 2010 and June 30, 2010, retained earnings comprised the following (US$ billions):

	FY11 Q1-end	FY10 -end
Undesignated retained earnings	**$ 14.8**	$ 14.3
Designated retained earnings:		
Advisory services	0.2	0.3
PBG	0.1	0.1
IFC SME Ventures for IDA countries and Global Infrastructure Project Development Fund	0.1	0.1
Total designated retained earnings	**$ 0.4**	$ 0.5
Total retained earnings	**$ 15.2**	$ 14.8

FINANCIAL RATIOS[3]

	FY11 Q1	FY10 -end
Return on average assets (%) (US GAAP-basis)	**2.5**	3.1
Return on average capital (%) (US GAAP-basis)	**8.4**	10.1

	FY11 Q1-end	FY10 -end
Deployable strategic capital	**12%**	14%
External funding liquidity level (%)	**188**	190
Debt to equity ratio	**2.2:1**	2.2:1
Cash and liquid investments as a percentage of next three years' estimated net cash requirements (%)	**73**	71

IFC's leverage ratio was 2.2:1, well within the maximum of 4:1. The externally funded liquidity ratio was 188%, above the required minimum of 65% and IFC's overall liquidity as a percentage of the next 3 years' estimated net cash needs stood at 73%, above the minimum requirement of 45%.

[3] Returns are annualized.

VI. RESULTS OF OPERATIONS

Overview

Emerging markets and IFC faced very favorable conditions since FY03, however, the environment changed significantly in FY08, with heightened uncertainty replacing the stability of recent years. During FY09, this uncertainty was magnified and became a global financial crisis impacting both developed and developing markets. Prior to FY09, the impact was strongest in the United States but in FY09, the developed markets and emerging markets became significantly impacted as the financial crisis became a global financial crisis. Equity markets in many countries where IFC has significant investments dropped sharply in the latter part of FY08 and into FY09. Markets stabilized and recovered somewhat during the latter stages of FY09, FY10 and into FY11. The current environment remains characterized by uncertainty.

The global environment significantly impacts the financial performance of IFC's investment portfolio, particularly in respect of income from equity investments, both realized and unrealized gains and impairment write-downs, and reserves against losses on loans.

The following paragraphs detail significant variances between FY11 Q1 and FY10 Q1, covering the periods included in IFC's FY11 Q1 condensed consolidated financial statements. Certain amounts in FY10 Q1 have been reclassified to conform to the current year's presentation.

Net Income

IFC's FY11 Q1 financial performance was generally improved when compared to FY10 Q1. Emerging countries stock markets generally moved higher in FY11 Q1 and stood at higher levels at FY11 Q1-end when compared to FY10 Q1-end.

IFC has reported income before net losses on other non-trading financial instruments accounted for at fair value and before grants to IDA of $430 million in FY11 Q1, $91 million higher than income before net losses on other non-trading financial instruments accounted for at fair value and before grants to IDA of $339 million in FY10 Q1. There were no grants to IDA in FY11 Q1 or FY10 Q1. After net losses on other non-trading financial instruments accounted for at fair value of $34 million in FY11 Q1 ($259 million - FY10 Q1), IFC has reported net income of $396 million in FY11 Q1 ($80 million - FY10 Q1).

EQUITY PORTFOLIO PERFORMANCE

The overall risk in the equity portfolio, as measured by country risk and credit risk, improved marginally in FY11 Q1 and when compared to FY10 Q1-end levels. Equity markets moved higher in FY11 Q1, resulting in an overall increase in the value of the equity portfolio and improved income from equity investments.

Income from the equity investment portfolio increased by $58 million from $233 million in FY10 Q1 to $291 million in FY11 Q1. IFC sells equity investments where IFC's developmental role is complete and where pre-determined sales trigger levels have been met. IFC generated realized gains on equity investments for FY11 Q1 of $94 million, as compared with $167 million for FY10 Q1, a decrease of $73 million.

Total realized gains on equity investments tend to be concentrated - in FY11 Q1, one investment generated an individual capital gain of $29 million, or 31%, of the FY11 Q1 gains, compared to one investment that generated an individual capital gain of $24 million, or 14%, of FY10 Q1 gains.

Dividend income totaled $105 million in FY11 Q1, as compared with $47 million in FY10 Q1. The increase of dividends can be mostly attributed to earlier timing of dividend payout for certain equity investments, an increase in payout ratio for a small number of other equity investments and receipts from first time dividend payers. IFC's dividend income in FY11 Q1 include returns on IFC's joint ventures in the oil, gas and mining sectors accounted for under the cost recovery method, which totaled $15 million in FY11 Q1, as compared to $14 million in FY10 Q1.

In FY11 Q1, IFC recorded equity investment impairment write-downs of $35 million ($18 million on equity investments accounted for as available-for-sale and $17 million on equity investments accounted for at cost less impairment), as compared to $50 million in FY10 Q1 ($5 million on equity investments accounted for as available-for-sale and $45 million on equity investments accounted for at cost less impairment), a decrease of $15 million, which broadly reflects the improved global financial situation in FY11 Q1 when compared to FY10 Q1.

Unrealized gains on equity investments that are accounted for at fair value through net income in FY11 Q1 totaled $127 million, as compared with $71 million in FY10 Q1, again reflecting the more favorable global financial situation in FY11 Q1 when compared with FY10 Q1.

LOAN AND GUARANTEE PORTFOLIO PERFORMANCE

Income from loans and guarantees decreased to $203 million in FY11 Q1 from $223 million in FY10 Q1. The change may be analyzed as follows (US$ millions):

Income from loans and guarantees FY10 Q1	**$**	**223**
Lower interest rates partially offset by growth in the loan portfolio		(13)
Higher net recoveries on non-accruing loans		8
Higher income from income participation notes		3
Higher commitment and financial fees		1
Lower unrealized gains on loans accounted for at fair value		(19)
Income from loans and guarantees FY11 Q1	**$**	**203**

The overall risk in the loan portfolio, as measured by country risk ratings and credit risk ratings, was lower at FY11 Q1-end as

compared to FY10-end. The level of non-performance in the loan portfolio decreased during FY11 Q1 from 4.8% of the then-outstanding loan portfolio ($877 million) at June 30, 2010 to 4.6% of the outstanding loan portfolio ($887 million) at September 30, 2010. At September 30, 2010, $318 million of principal on non-performing loans is past due for 60 days or more ($294 million - June 30, 2010). There were no individually significant loans going into or coming out of non-performing status during FY11 Q1.

IFC recorded a release of provisions for losses on loans of $41 million in FY11 Q1 ($6 million of specific provisions and $35 million of portfolio (or general) provisions), as compared with a provision for losses on loans of $125 million in FY10 Q1 ($31 million of specific provisions and $94 million of portfolio provisions). The release of provision for losses on loans and guarantees is after a $3 million provision in respect of guarantees in FY11 Q1 ($2 million provision - FY10 Q1).

On September 30, 2010, IFC's total reserves against losses on loans were 6.9% of the disbursed loan portfolio (7.4% - June 30, 2010).

LIQUID ASSET TRADING PORTFOLIO PERFORMANCE

The liquid assets portfolio, net of derivatives and securities lending balances, increased from $21,001 million at June 30, 2010, to $21,174 million at September 30, 2010.

At September 30, 2010, trading securities with a fair value of $175 million are classified as Level 3 securities ($177 million at June 30, 2010).

Income from liquid asset trading activities totaled $171 million in FY11 Q1, as compared to $320 million in FY10 Q1. In FY11 Q1, all liquid asset portfolios outperformed their respective benchmarks.

In addition to interest income and foreign currency transactions of $98 million, the portfolio of ABS and MBS showed fair value gains totaling $68 million in FY11 Q1. Holdings in other products, including US Treasuries, global government bonds, high quality corporate bonds and derivatives generated $5 million of gains in FY11 Q1 and substantially all holdings in the liquid asset portfolio paid on schedule in FY11 Q1. In FY10 Q1, interest income and foreign currency transactions were $111 million, with the portfolio of ABS and MBS totaling $139 million, and holdings of other treasury securities showing $70 million of principal gains.

The P1 portfolio generated a return of $98 million in FY11 Q1, a return of 0.76%[1]. In FY10 Q1, the P1 portfolio generated a return of $168 million, or 1.55%. The externally managed P3 portfolio, managed against the same variable rate benchmark as the P1 portfolio, returned $5 million in FY11 Q1 or 0.76%, as compared to a return of $5 million, or 1.00%, in FY10 Q1.

The P2 and externally managed P4 portfolios returned $60 million or 1.02% and $6 million or 1.10% in FY11 Q1, respectively, as compared to a return of $140 million or 2.50% and $6 million or 1.19% in FY10 Q1.

IFC's P0 portfolio earned $1 million in FY11 Q1, a total return of 0.12%, as compared to $1 million or 0.08% in FY10 Q1. The P7 portfolio generated a return of $1 million in FY11 Q1, a return of 0.25%.

[1] Return percentages are non-annualized and reported gross of fees.

In addition, income from IFC's P6 local currency liquidity portfolio, reported in Other Income, totaled $10 million in FY11 Q1 ($8 million in FY10 Q1).

NET GAINS AND LOSSES ON OTHER NON-TRADING FINANCIAL INSTRUMENTS

As discussed in more detail in Note A to IFC's FY11 Q1 condensed consolidated financial statements, IFC accounts for certain other non-trading financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income.

The resulting effects of fair value accounting for these non-trading financial instruments on net income in FY11 Q1 and FY10 Q1 can be summarized as follows (US$ millions):

	FY11 Q1	FY10 Q1
Net unrealized gains (losses) on market borrowings and associated derivatives, net	$ 21	$ (232)
Net losses on derivatives associated with investments	(55)	(27)
Net losses on other non-trading financial instruments accounted for at fair value	**$ (34)**	**$ (259)**

The change in fair value of IFC's market borrowings portfolio includes the impact of changes in IFC's own credit spread when measured against US$ LIBOR. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter the cash flows on the market borrowings. IFC's market borrowings portfolio is not a frequently traded portfolio.

IFC's credit spreads in the major currencies have narrowed considerably from peak levels experienced at the end of FY09 Q3, although they continue to remain above the sub-LIBOR levels seen historically. During FY10, IFC's credit spreads narrowed by 31 basis points (24 basis points in FY10 Q1) resulting in a partial reversal of the FY09 unrealized gains during FY10. In FY11 Q1, the credit spreads were little changed at around the LIBOR plus 5 basis points level for five to seven year issuance. Total net unrealized gains on market borrowings and associated derivatives were $21 million in FY11 Q1, as compared with unrealized losses of $232 million in FY10 Q1.

OTHER

Other income totaled $42 million for FY11 Q1, unchanged from FY10 Q1.

Administrative expenses (the principal component of other expenses) increased by $16 million (10%) from $153 million in FY10 Q1 to $169 million in FY11 Q1. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to IFC's reimbursable program and jeopardy projects ($5 million in FY11 Q1, as compared with $5 million in FY10 Q1). IFC recorded an expense from pension and other postretirement benefit plans in FY11 Q1 of $27 million, as compared with $17 million in FY10 Q1.

Expenditures for advisory services in FY11 Q1 totaled $60 million, $11 million higher than in FY10 Q1 ($49 million).

Other Comprehensive Income

UNREALIZED GAINS AND LOSSES ON EQUITY INVESTMENTS AND DEBT SECURITIES

IFC's investments in debt securities and equity investments that are listed in markets that provide readily determinable fair values accounted for at fair value are generally classified as available-for-sale, with unrealized gains and losses on such investments being reported in OCI until realized. When realized, the gain or loss is transferred to net income. Changes in unrealized gains and losses on equity investments and debt securities being reported in OCI are significantly impacted by (i) the global environment for emerging markets; and (ii) the realization of gains on sales of such equity investments and debt securities.

During FY11 Q1, IFC recorded a credit to OCI in the amount of $515 million relating to increases in unrealized gains on equity investments and debt securities, net of transfers to net income for investments realized or written down ($878 million in FY10 Q1).

The net change in unrealized gains and losses on equity investments and debt securities in OCI can be summarized as follows (US$ millions):

	FY11 Q1	FY10 Q1
Net unrealized gains and losses on equity investments arising during the period:		
Unrealized gains	$ 561	$ 954
Unrealized losses	(90)	(61)
Reclassification adjustment for:		
(i) realized gains; and		
(ii) impairment write-downs included in net income	(4)	(120)
Net unrealized gains on equity investments	**$ 467**	**$ 773**
Net unrealized gains and losses on debt securities arising during the period:		
Unrealized gains	$ 58	$ 125
Unrealized losses	(13)	(19)
Reclassification adjustment for:		
(i) realized gains;		
(ii) non credit-related portion of impairment write-downs which were recognized in net income; and		
(iii) impairment write-downs included in net income	3	(1)
Net unrealized gains on debt securities	**$ 48**	**$ 105**
Total unrealized gains on equity investments and debt securities	**$ 515**	**$ 878**

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

Contents

CONDENSED CONSOLIDATED BALANCE SHEETS

as of September 30, 2010 (unaudited) and June 30, 2010 (unaudited)

(US$ millions)

	September 30	June 30
Assets		
Cash and due from banks	$ 603	$ 528
Time deposits	5,212	5,435
Trading securities - Notes C and K	24,100	23,428
Securities purchased under resale agreements	822	539
Investments - Notes D, E, F, G, K and N		
Loans ($489 - September 30, 2010 and $450 - June 30, 2010 at fair value) (net of reserves against losses of $1,333 - September 30, 2010 and $1,349 - June 30, 2010) - Notes D, E and K	17,667	16,660
Equity investments ($5,980 - September 30, 2010 and $4,918 - June 30, 2010 at fair value) - Notes D, G and K	8,381	7,469
Debt securities - Notes D, F and K	1,919	1,815
Total investments	27,967	25,944
Derivative assets - Notes J and K	3,728	2,688
Receivables and other assets	2,643	2,513
Total assets	**$ 65,075**	**$ 61,075**
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received	$ 8,424	$ 8,393
Borrowings outstanding - Note K		
From market sources at amortized cost	1,917	1,851
From market sources at fair value	31,716	29,205
From International Bank for Reconstruction and Development at amortized cost	50	50
Total borrowings	33,683	31,106
Derivative liabilities - Notes J and K	1,457	1,140
Payables and other liabilities	2,233	2,077
Total liabilities	45,797	42,716
Capital		
Capital stock, authorized 2,450,000 shares of $1,000 par value each Subscribed and paid-in	2,369	2,369
Accumulated other comprehensive income - Note H	1,725	1,202
Retained earnings - Note H	15,184	14,788
Total capital	19,278	18,359
Total liabilities and capital	**$ 65,075**	**$ 61,075**

The notes to the condensed consolidated financial statements are an integral part of these statements.

CONDENSED CONSOLIDATED INCOME STATEMENTS

for each of the three months ended September 30, 2010 (unaudited) and September 30, 2009 (unaudited)

(US$ millions)

	2010	2009
Income from investments		
Income from loans and guarantees - Note E	$ 203	$ 223
Release of provision (provision) for losses on loans and guarantees - Note E	38	(127)
Income from debt securities - Note F	12	8
Income from equity investments - Note G	291	233
Income from investments	**544**	**337**
Income from liquid asset trading activities - Note C	171	320
Charges on borrowings	(43)	(89)
Income from investments and liquid asset trading activities, after charges on borrowings	**672**	**568**
Other income		
Service fees	14	10
Other	28	32
Total other income	**42**	**42**
Other expenses		
Administrative expenses	(169)	(153)
Expense from pension and other postretirement benefit plans - Note M	(27)	(17)
Other	(3)	(2)
Total other expenses	**(199)**	**(172)**
Foreign currency transaction losses on non-trading activities	(23)	(48)
Expenditures for advisory services - Note H	(60)	(49)
Expenditures for performance-based grants and for IFC SME Ventures for IDA countries - Note H	(2)	(2)
Income before net losses on other non-trading financial instruments accounted for at fair value	**430**	**339**
Net losses on other non-trading financial instruments accounted for at fair value - Note I	(34)	(259)
Net income	**$ 396**	**$ 80**

The notes to the condensed consolidated financial statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for each of the three months ended September 30, 2010 (unaudited) and September 30, 2009 (unaudited)

(US$ millions)

	2010	2009
Net income	**$ 396**	**$ 80**
Other comprehensive income		
Net unrealized gains on debt securities arising during the period	45	106
Less: reclassification adjustment for realized losses included in net income	3	-
Less: reclassification adjustment for non credit-related portion of impairment write-downs which were recognized in net income	-	(2)
Add: reclassification adjustment for impairment write-downs included in net income	-	1
Net unrealized gains on debt securities	48	105
Net unrealized gains on equity investments arising during the period	471	893
Less: reclassification adjustment for realized gains included in net income	(22)	(125)
Add: reclassification adjustment for impairment write-downs included in net income	18	5
Net unrealized gains on equity investments	467	773
Unrecognized net actuarial gains and unrecognized prior service credits on benefit plans	8	5
Total other comprehensive income	**523**	**883**
Total comprehensive income	**$ 919**	**$ 963**

The notes to the condensed consolidated financial statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL

for each of the three months ended September 30, 2010 (unaudited) and September 30, 2009 (unaudited)

(US$ millions)

	Retained earnings					
	Undesignated	Designated	Total	Accumulated other comprehensive income - Note H	Capital stock	Total capital
At June 30, 2010	**$ 14,307**	**$ 481**	**$ 14,788**	**$ 1,202**	**$ 2,369**	**$ 18,359**
Three months ended September 30, 2010						
Net income	396		396			396
Other comprehensive income			-	523		523
Designations of retained earnings - Note H	(10)	10	-			-
Expenditures against designated retained earnings - Note H	62	(62)	-			-
At September 30, 2010	**$ 14,755**	**$ 429**	**$ 15,184**	**$ 1,725**	**$ 2,369**	**$ 19,278**
At June 30, 2009	**$ 12,251**	**$ 791**	**$ 13,042**	**$ 711**	**$ 2,369**	**$ 16,122**
Three months ended September 30, 2009						
Net income	80		80			80
Other comprehensive income			-	883		883
Expenditures against designated retained earnings - Note H	51	(51)	-			-
At September 30, 2009	**$ 12,382**	**$ 740**	**$ 13,122**	**$ 1,594**	**$ 2,369**	**$ 17,085**

The notes to the condensed consolidated financial statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

for each of the three months ended September 30, 2010 (unaudited) and September 30, 2009 (unaudited)
(US$ millions)

	2010	2009
Cash flows from investing activities		
Loan disbursements	$ (1,178)	$ (1,428)
Investments in equity securities	(407)	(221)
Investments in debt securities	(89)	(69)
Loan repayments	497	518
Equity redemptions	-	1
Debt securities repayments	27	44
Proceeds from sales of loans	2	-
Proceeds from sales of equity investments	173	281
Proceeds from sales of debt securities	11	-
Net cash used in investing activities	**(964)**	**(874)**
Cash flows from financing activities		
Medium and long-term borrowings		
New issues	1,709	2,276
Retirement	(851)	(1,211)
Medium and long-term borrowings related derivatives, net	34	14
Short-term borrowings, net	50	1,059
Net cash provided by financing activities	**942**	**2,138**
Cash flows from operating activities		
Net income	396	80
Adjustments to reconcile net income to net cash used in operating activities:		
Realized losses on debt securities and gains on non-monetary exchanges	3	-
Realized gains on equity investments and gains on non-monetary exchanges	(95)	(167)
Unrealized gains on loans accounted for at fair value under the Fair Value Option	(17)	(36)
Unrealized gains on debt securities accounted for at fair value under the Fair Value Option	(4)	(1)
Unrealized gains on equity investments accounted for at fair value under the Fair Value Option	(127)	(71)
Provision (release of provision) for losses on loans and guarantees	(38)	127
Impairment losses on debt securities	-	1
Other-than-temporary impairment losses on equity investments	35	50
Net discounts paid on retirement of borrowings	(1)	-
Net realized gains on extinguishments of borrowings	(1)	(1)
Foreign currency transaction losses on non-trading activities	23	48
Net losses on other non-trading financials instruments accounted for at fair value	34	259
Change in accrued income on loans, time deposits and securities	(49)	(37)
Change in payables and other liabilities	352	705
Change in receivables and other assets	70	(382)
Change in trading securities and securities purchased and sold under resale and repurchase agreements	(875)	(1,041)
Net cash used in operating activities	**(294)**	**(466)**
Change in cash and cash equivalents	(316)	798
Effect of exchange rate changes on cash and cash equivalents	168	67
Net change in cash and cash equivalents	(148)	865
Beginning cash and cash equivalents	5,963	4,257
Ending cash and cash equivalents	**$ 5,815**	**$ 5,122**
Composition of cash and cash equivalents		
Cash and due from banks	$ 603	$ 528
Time deposits	5,212	4,594
Total cash and cash equivalents	**$ 5,815**	**$ 5,122**
Supplemental disclosure		
Change in ending balances resulting from currency exchange rate fluctuations:		
Loans outstanding	$ 357	$ 167
Debt securities	70	72
Borrowings	(1,349)	(828)
Borrowing-related currency swaps	1,332	818
Loan and debt security-related currency swaps	(384)	(234)
Client risk management-related currency swaps	(2)	(1)
Charges on borrowings paid, net	11	88
Non-cash item:		
Loan and debt securities conversion to equity, net	50	3

The notes to the condensed consolidated financial statements are an integral part of these statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

PURPOSE

The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group, which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow. IFC's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, and fund investments through the IFC Asset Management Company, LLC and other IFC crisis initiatives. In addition to project finance and resource mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The condensed consolidated financial statements include the financial statements of IFC and consolidated subsidiaries as detailed in Notes B and N. The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP). The results as of and for the three months ended September 30, 2010 are not indicative of the results that may be expected for the full year ending June 30, 2011.

Condensed consolidated financial statements presentation – Certain amounts in the prior years have been reclassified to conform to the current year's presentation.

Functional currency – IFC's functional currency is the United States dollar (US dollars or $).

Use of estimates – The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the reserve against losses on loans and impairment of debt securities and equity investments; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments); projected benefit obligations, fair value of pension and other postretirement benefit plan assets, and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.

IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. IFC undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Fair Value Option and Fair Value Measurements – IFC has adopted the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures* (ASC 820) and the Fair Value Option subsections of ASC Topic 825, *Financial Instruments* (ASC 825 or the Fair Value Option. ASC 820 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value. ASC 825 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment.

The Fair Value Option

IFC has elected the Fair Value Option for the following financial assets and financial liabilities existing at the time of adoption of ASC 820 and subsequently entered into:

(i) direct investments in securities and other financial interests (e.g. loans) in which IFC has significant influence in investees;
(ii) direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and certain investments in Limited Liability Partnerships (LLPs), Limited Liability Companies (LLCs) and other investment fund structures that maintain specific ownership accounts and loans or guarantees to such investees; and
(iii) all market borrowings, except for such borrowings having no associated derivative instruments.

Beginning July 1, 2010, IFC has elected the Fair Value Option for all new equity interests in funds.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

All borrowings for which the Fair Value Option has been elected are associated with existing derivative instruments used to create a fair value-like or cash flow-like hedge relationship. Measuring at fair value those borrowings for which the Fair Value Option has been elected at fair value mitigates the earnings volatility caused by measuring the borrowings and related derivative differently (in the absence of a designated accounting hedge) without having to apply ASC 815's complex hedge accounting requirements. The Fair Value Option was not elected for all borrowings from IBRD and all other market borrowings because such borrowings fund assets with similar characteristics.

Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the condensed consolidated balance sheet based on a measure (fair value) that IFC considers superior to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, ASC 825 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans to certain of such investees, therefore, the Fair Value Option is also applied to those loans. IFC elected the Fair Value Option for equity investments with 20% or more ownership where it does not have significant influence so that the same measurement method (fair value) will be applied to all equity investments with more than 20% ownership.

In addition, IFC has elected the Fair Value Option for certain hybrid instruments in the investment portfolio.

Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity's principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming the highest and best use for the asset by market participants. The highest and best use of the IFC assets and liabilities measured at fair value is considered to be in exchange, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under ASC 820, fair value measurements are not adjusted for transaction costs.

Upon the adoption of ASC 820, and pursuant to ASC 320, IFC now reports equity investments that are listed in markets that provide readily determinable fair values at fair value, with unrealized gains and losses being reported in other comprehensive income.

The fair value hierarchy established by ASC 820 gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to *unobservable* inputs that are not corroborated by market data (Level 3). Fair value measurements are required to maximize the use of available observable inputs.

Level 1 primarily consists of financial instruments whose values are based on unadjusted quoted market prices. It includes IFC's equity investments which are listed in markets that provide readily determinable fair values, government issues and money market funds in the liquid assets portfolio, and market borrowings that are listed on exchanges.

Level 2 includes financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed. Financial instruments categorized as Level 2 include non-exchange-traded derivatives such as interest rate swaps, cross-currency swaps, certain asset-backed securities, as well as the majority of trading securities in the liquid asset portfolio, and the portion of IFC's borrowings accounted for at fair value not included in Level 1.

Level 3 consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data. Level 3 includes equity investments that are not listed in markets that provide readily determinable fair values, all loans for which IFC has elected the Fair Value Option, all of IFC's debt securities in the investment portfolio, and certain hard-to-price securities in the liquid assets portfolio.

Translation of currencies – Assets and liabilities not denominated in US dollars, other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at September 30, 2010 and June 30, 2010. Disbursed equity investments, other than those accounted for at fair value, are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.

Loans – IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

Certain loans are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on loans accounted for at fair value under the Fair Value Option are reported in income from loans and guarantees on the condensed consolidated income statement.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

IFC enters into loans with income participation, prepayment and conversion features; these features are bifurcated and separately accounted for in accordance with ASC 815 if they meet the definition of a derivative, are not considered to be clearly and closely related to their host loan contracts and their host loan contracts are not accounted for at fair value through net income. Otherwise, these features are accounted for as part of their host loan contracts in accordance with IFC's accounting policies for loans as indicated herein.

Revenue recognition on loans – Interest income and commitment fees on loans are recorded as income on an accrual basis. Net loan origination costs and fees are amortized over the estimated life of the originated loan to which the fees relate; such amortization is determined using the interest method unless the loan is a revolving credit facility in which case amortization is determined using the straight-line method. Prepayment fees are recorded as income when received in freely convertible currencies.

IFC does not recognize income on loans where collectability is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the condensed consolidated balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the condensed consolidated balance sheet.

Reserve against losses on loans – IFC recognizes impairment on loans not carried at fair value in the condensed consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income, which increases or decreases the reserve against losses on loans. Individually impaired loans are measured based on the present value of expected future cash flows to be received, observable market prices, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral.

Management determines the aggregate level of the reserve against losses on loans, taking into account established guidelines and its assessment of recent portfolio quality trends. The guidelines include internal country and loan risk ratings, and the impairment potential of the loan portfolio based on IFC's historical portfolio loss experience on mature loans.

The reserve against losses on loans reflects estimates of both identified probable losses on individual loans (specific reserves) and probable losses inherent in the portfolio but not specifically identifiable (portfolio reserves). The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower. Reserves against losses are established through a review of individual loans undertaken on a quarterly basis. IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan's contractual terms. Unidentified probable losses are the losses incurred at the reporting date that have not yet been specifically identified. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements.

Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are partially offset by recoveries associated with previously written-off loans.

Equity investments – IFC invests primarily for developmental impact; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLPs and LLCs, and/or as an investor in private equity funds.

Revenue recognition on equity investments – Equity investments which are listed in markets that provide readily determinable fair values are accounted for as available-for-sale securities at fair value with unrealized gains and losses being reported in other comprehensive income in accordance with ASC Topic 320, *Investments - Debt and Equity Securities* (ASC 320). As noted above under "Fair Value Option and Fair Value Measurements", direct equity investments in which IFC has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and certain investments in LLPs and LLCs that maintain specific ownership accounts are accounted for at fair value under the Fair Value Option. Direct equity investments in which IFC does not have significant influence and which are not listed in markets that provide readily determinable fair values are carried at cost less impairment.

IFC's investments in certain private equity funds in which IFC is deemed to be the Primary Beneficiary of a VIE, as the presumption of control by the fund manager or the general partner has been overcome, are fully condensed consolidated into IFC's books. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is principally applied to IFC's investments in its oil and gas unincorporated joint ventures (UJVs). IFC's share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.

Unrealized gains and losses on equity investments accounted for at fair value under the Fair Value Option are reported in income from equity investments on the condensed consolidated income statement. Unrealized gains and losses on equity investments listed in markets that provide readily determinable fair values which are accounted for as available-for-sale are reported in other comprehensive income.

Dividends and profit participations received on equity investments are generally recorded as income when received in freely convertible currencies. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are generally recorded as income in income from equity investments when received in freely convertible currencies. Capital losses are recognized when incurred.

IFC enters into put and call option and warrant agreements in connection with equity investments; these are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Impairment of equity investments – Equity investments accounted for at cost less impairment and available-for-sale are assessed for impairment each quarter. When impairment is identified, it is generally deemed to be other than temporary, and the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. Such other than temporary impairments are recognized in net income. Subsequent increases in the fair value of available-for-sale equity investments are included in other comprehensive income - subsequent decreases in fair value, if not other than temporary impairment, also are included in other comprehensive income.

Debt securities – Debt securities in the investment portfolio are classified as available-for-sale and carried at fair value on the condensed consolidated balance sheet with unrealized gains and losses included in accumulated other comprehensive income until realized. Realized gains on sales of debt securities and interest on debt securities is included in income from debt securities on the condensed consolidated income statement.

Certain debt securities are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on debt securities accounted for at fair value under the Fair Value Option are reported in income from debt securities on the condensed consolidated income statement.

IFC invests in certain debt securities with conversion features; these features are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Impairment of debt securities – In determining whether an unrealized loss on debt securities is temporary, IFC considers all relevant information including the length of time and the extent to which fair value has been less than amortized cost, whether IFC intends to sell the debt security or whether it is more likely than not that IFC will be required to sell the debt security, the payment structure of the obligation and the ability of the issuer to make scheduled interest or principal payments, any changes to the ratings of a security, and relevant adverse conditions specifically related to the security, an industry or geographic sector.

Debt securities in the investment portfolio are assessed for impairment each quarter. Beginning April 1, 2009, when impairment is identified, the entire impairment is recognized in net income if (1) IFC intends to sell the security, (2) it is more likely than not that IFC will be required to sell the security before recovery, or (3) IFC does not expect to recover the entire amortized cost basis of the security. However, if IFC does not intend to sell the security and it is not more likely than not that IFC will be required to sell the security but the security has suffered a credit loss, the impairment charge will be separated into the credit loss component, which is recognized in net income, and the remainder which is recorded in other comprehensive income. The impaired value becomes the new amortized cost basis of the debt security. Subsequent increases and decreases - if not an additional other-than-temporary impairment - in the fair value of debt securities are included in other comprehensive income.

The difference between the new amortized cost basis of debt securities for which an other-than-temporary impairment has been recognized in net income and the cash flows expected to be collected is accreted to interest income using the effective yield method. Significant subsequent increases in the expected or actual cash flows previously expected are recognized as a prospective adjustment of the yield.

Prior to April 1, 2009, an identified impairment was generally deemed to be other-than-temporary unless IFC was able to demonstrate it had the ability and intent to hold the debt security for the period for which recovery was anticipated. Debt securities that were impaired and for which the impairment was deemed to be other than temporary were written down to the impaired value, which became the new cost basis in the debt security. Other-than-temporary impairments were recognized in net income.

Guarantees – IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds or loans. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the "inception" of the guarantee. Guarantees are regarded as called when IFC's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (1) the stand-ready obligation to perform and (2) the contingent liability. The fair value of the stand-ready obligation to perform is recognized at the inception of the guarantee unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantee is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the condensed consolidated balance sheet. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves against losses are established, based on the estimated probable loss. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Designations of retained earnings – IFC establishes funding mechanisms for specific Board approved purposes through designations of retained earnings. Designations of retained earnings for grants to IDA are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is approved by the Board of Governors. All other designations are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is noted with approval by the Board of Directors. Total designations of retained earnings are determined based on IFC's annual income before expenditures against designated retained earnings and net gains and losses on other non-trading financial instruments accounted for at fair value in excess of $150 million, and contemplating the financial capacity and strategic priorities of IFC.

Expenditures resulting from such designations are recorded as expenses in IFC's condensed consolidated income statement in the year in which they are incurred, also having the effect of reducing the respective designated retained earnings for such purposes. Expenditures are deemed to have been incurred when IFC has ceded control of the funds to the recipient. If the recipient is deemed to be controlled by IFC, the expenditure is deemed to have been incurred only when the recipient disburses the funds to a non-related party. On occasion, recipients which are deemed to be controlled by IFC make investments. In such cases, IFC includes those assets on its condensed consolidated balance sheet until the recipient disposes of or transfers the asset or IFC is deemed to no longer be in control of the recipient. These investments have had no material impact on IFC's financial position, results of operations, or cash flows. Investments resulting from such designations are recorded on IFC's condensed consolidated balance sheet in the year in which they occur, also having effect of reducing the respective designated retained earnings for such purposes.

Liquid asset portfolio – IFC's liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include positions in high quality fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. Asset-backed and mortgage-backed securities include agency and non-agency residential mortgage-backed securities, commercial mortgage-backed securities, consumer, auto- and student loans-backed securities, commercial real estate collateralized debt obligations and collateralized loan obligations. The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges.

Securities and related derivative instruments within IFC's liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities. Gains and losses realized on the sale of trading securities are computed on a specific security basis.

IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as cash and cash equivalents in the condensed consolidated statement of cash flows because they are generally readily convertible to known amounts of cash within 90 days of acquisition.

Repurchase and resale agreements – Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price.

It is IFC's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase and resale agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.

Borrowings – To diversify its access to funding, and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. Generally, IFC simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Substantially all borrowings are carried at fair value under the Fair Value Option with changes in fair value reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the condensed consolidated income statement.

Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

Risk management and use of derivative instruments – IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities and equity investments, client risk management, borrowing, liquid asset portfolio management and asset and liability management.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

All derivative instruments are recorded on the condensed consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, debt securities and equity investments are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The fair value at inception of such embedded derivatives is excluded from the carrying value of the host contracts on the condensed consolidated balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio are recorded in net gains and losses on other non-trading financial instruments accounted for at fair value.

The risk management policy for each of IFC's principal business activities and the accounting policies particular to them are described below.

Lending activities IFC's policy is to closely match the currency, interest rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. IFC has elected not to designate any hedging relationships for all lending-related derivatives.

Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC's loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reported in net income in net gains and losses on other non-trading financial instruments accounted for at fair value. Fees and spreads charged on these transactions are recorded in other income in the condensed consolidated income statement on an accrual basis.

Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert such borrowings into variable rate US dollar obligations, consistent with IFC's matched funding policy. IFC elected to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument is used to create a fair value-like or cash flow-like hedge relationship. Changes in the fair value of such borrowings and the associated derivatives are reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the condensed consolidated income statement.

Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars, consistent with IFC's matched funding policy. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in income from liquid asset trading activities. No derivatives in the liquid asset portfolio have been designated as hedging instruments under ASC 815.

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through sales or purchases of currency. Interest rate risk arising from mismatches due to write-downs, prepayments and re-schedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if IFC's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities or cash. IFC does not offset the fair value amounts of derivatives and obligations to return cash collateral associated with these master netting agreements. As of September 30, 2010, IFC had no outstanding obligations to return cash collateral under master netting agreements.

Loan participations – IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC's condensed consolidated balance sheet. All other loan participations are accounted for as secured borrowings and are included in loans on IFC's condensed consolidated balance sheet, with the related secured borrowings included in payables and other liabilities on IFC's condensed consolidated balance sheet.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Pension and other postretirement benefits – IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees' respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to IFC is included in income or expense from pension and other postretirement benefit plans in the condensed consolidated income statement. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

Variable Interest Entities – The Variable Interest Entities Subsections of ASC Topic 810, *Consolidation* (the ASC 810 VIE Subsections), defines certain variable interest entities (VIEs) and require parties to such entities to assess and measure variable interests in the VIEs for the purposes of determining possible consolidation of the VIEs. Variable interests can arise from financial instruments, service contracts, guarantees, leases or other arrangements with a VIE.

An entity is subject to the ASC 810 VIE Subsections and is a variable interest entity (VIE) if it lacks: (1) equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors who have decision-making rights about the entity's operations or if it has equity investors who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

Except as noted in the following paragraph, IFC consolidates a VIE if it has the power to control the VIE's activities that most significantly impact its economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE.

IFC consolidates certain VIEs if it will absorb a majority of a VIE's expected losses or expected residual returns. Such VIEs are entities that (1) have all the attributes of an investment company as specified in the ASC or for which it is industry practice to account for their assets at fair value through earnings, (2) IFC does not have an explicit or implicit obligation to fund losses of the entity that could be potentially significant to that entity, and (3) are not a securitization entity, an asset-backed financing entity, or an entity that was formerly considered a qualifying special purpose entity, as well as entities that are required to comply with or operate in accordance with requirements that are similar to those included in Rule 2a-7 of the Investment Company Act of 1940.

IFC has a number of investments in VIEs that it manages and supervises in a manner consistent with other portfolio investments. Note N provides further details regarding IFC's variable interests in VIEs.

Recently adopted accounting standards – In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (ASU 2010-06)*. ASU 2010-06 amends ASC 820 to add new disclosures requirements for transfers in and out of Level 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after December15, 2009 (which was the three months ended March 31, 2010 for IFC) except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. IFC adopted the requirements of ASC 2010-06 for the three months ended March 31, 2010 (including the requirement to provide Level 3 activity) without a material impact on IFC's financial position, results of operations or cash flows.

In June 2009, the FASB issued SFAS No. 166, *Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140* (SFAS No. 166). SFAS No. 166 removes the concept of a qualifying special-purpose entity (QSPE) from Statement 140 and removes the exception from applying FIN 46 to QSPEs. It clarifies Statement 140's objective of determining whether a transferor has surrendered control over transferred financial assets, and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the entire financial asset has not been transferred and/or when the transferor has continuing involvement with the transferred financial asset. SFAS No. 166 defines the term *participating interest* to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. If the transfer does not meet those conditions, a transferor must account for the transfer as a sale only if it transfers an entire financial asset and surrenders control over the entire transferred assets in accordance with the conditions in Statement 140, as amended. SFAS No. 166 requires that a transferor recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of a financial asset. SFAS No. 166 also requires enhanced financial statement disclosures about transfers of financial assets and a transferor's continuing involvement in transferred financial assets. SFAS No. 166 is effective as of the beginning of the reporting entity's first annual reporting period that begins after November 15, 2009 (which is the year ending June 30, 2011 for IFC) and for interim periods within that first annual reporting period. IFC adopted the provisions of SFAS No. 166 for the three months ended September 30, 2010 without a material impact on IFC's financial position, results of operations or cash flows. SFAS No. 166 is now ASC Topic 860, *Transfers and Servicing*.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In June 2009, the FASB issued SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)* (SFAS No. 167). SFAS No. 167 amends FIN 46(R) to require the analysis of whether the reporting entity's variable interests give it a controlling financial interest in a VIE. If so, the reporting entity is considered to be the primary beneficiary and must consolidate the VIE. SFAS No. 167 defines a controlling interest as an interest having both the power to direct the activities that most significantly impact the VIE's economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE. SFAS No. 167 requires on-going assessments of whether the reporting entity is the primary beneficiary of a VIE and eliminates the quantitative approach previously required for determining the primary beneficiary of a VIE. SFAS No. 167 also amends FIN 46(R) to require a troubled debt restructuring to be considered an event that requires reconsideration of whether an entity is a VIE and whether a reporting entity is the primary beneficiary of a VIE. SFAS No. 167 requires enhanced disclosures aimed at providing more transparent information about an enterprise's involvement in VIE's and nullifies FASB FSP 140-4 and FIN 46(R)-8. However, the content of the enhanced disclosures is generally consistent with that previously required by FSP FAS 140-4 and FIN 46(R)-8. SFAS No. 167 is effective as of the beginning of the reporting entity's first annual reporting period that begins after November 15, 2009 (which is the year ending June 30, 2011 for IFC) and for interim periods within that first annual reporting period. IFC adopted the provisions of SFAS No. 167 for the three months ended September 30, 2010 without a material impact on IFC's financial position, results of operations or cash flows. The provisions of SFAS No. 167 are included in the VIE Subsections of ASC 810.

In October 2009, the FASB issued ASU No. 2009-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements - a consensus of the FASB Emerging Issues Task Force* (ASU 2009-13). ASU 2009-13 addresses the unit of accounting for arrangements involving multiple deliverables and how arrangement consideration should be allocated to the separate units of accounting, when applicable, and applies to all deliverables in contractual arrangements in all industries in which a vendor will perform multiple revenue generation activities. ASU 2009-13 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 (which is the year ending June 30, 2011 for IFC). ASU 2009-13 has not had and is not expected to have a material impact on IFC's financial position, results of operations or cash flows.

In December 2009, the FASB issued ASU No. 2009-17, *Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets* (ASU 2009-16) and ASU No. 2009-17, Consolidations (Topic 810): *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities* (ASU 2009-17). ASU 2009-16 and ASU 2009-17 formally update the ASC for the provisions of SFAS No. 166 and SFAS No. 167, respectively.

In February 2010, the FASB issued ASU No. 2010-09, *Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements* (ASU 2010-09) and ASU No. 2010-10, *Consolidation (Topic 810): Amendments for Certain Investment Funds* (ASU 2010-10), and in March 2010 issued ASU 2010-11, *Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives* (ASU 2010-11).

ASU 2010-09 adds the term "SEC filer" to the ASC Master Glossary; requires (1) SEC filers and (2) certain other entities to evaluate subsequent events through the date the financial statements are issued; requires all other entities to evaluate subsequent events through the date the financial statements are available to be issued; and exempts SEC filers from disclosing the date through which subsequent events have been evaluated. ASU 2010-09 was effective upon issuance and had no material impact on IFC's financial position, results of operations or cash flows.

ASU 2010-10 defers application of SFAS No. 167 for a reporting enterprise's interest in certain entities if (1) the entity either has all the attributes of an investment company as specified in the ASC or is an entity for which it is industry practice to account for its assets at fair value through earnings, (2) the reporting enterprise does not have an explicit or implicit obligation to fund losses of the entity that could be potentially significant to that entity, and (3) the entity is not a securitization entity, an asset-backed financing entity, or an entity that was formerly considered a qualifying special purpose entity, as well as interests in entities that are required to comply with or operate in accordance with requirements that are similar to those included in Rule 2a-7 of the Investment Company Act of 1940. ASU 2010-10 is effective beginning as of the first annual reporting period that begins after November 15, 2009 (which is the year ending June 30, 2011 for IFC). IFC adopted the provisions of ASU 2010-10 for the three months ended September 30, 2010 without a material impact on IFC's financial position, results of operations or cash flows.

ASU 2010-11 addresses application of the scope exception for certain embedded credit derivatives contained in ASC 815-15-15-8 and 15-9 and is effective on the first day of the first fiscal quarter beginning after June 15, 2010 (which was the three months ended September 30, 2010 for IFC). IFC adopted the provisions of ASU 2010-11 for the three months ended September 30, 2010 without a material impact on IFC's financial position, results of operations or cash flows.

In April 2010, the FASB issued ASU No. 2010-18, *Receivables (Topic 310): Effect of a Loan Modification When the Loan is Part of a Pool That is Accounted for as a Single Asset*. ASU 2010-18 clarifies that modifications of loans that are accounted for within a pool under ASC Subtopic 310-30, *Receivables - Loans and Debt Securities Acquired with Deteriorated Credit Quality* (Subtopic 310-30), do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring; that is the reporting entity must continue to consider whether the pool itself is impaired if the expected cash flows of the pool change. ASU 2010-18 is effective for modifications of loans accounted for within pools under Subtopic 310-30 occurring in the first interim or annual period ending on or after July 15, 2010 (which was the three months ended September 30, 2010 for IFC). IFC adopted the provisions of ASU 2010-18 for the three months ended September 30, 2010 without a material impact on IFC's financial position, results of operations or cash flows.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Accounting and financial reporting developments – In March 2010, the Patient Protection and Affordable Care Act (the PPACA) and the Health Care Education Reconciliation Act of 2010 (HCERA), became law (collectively, the "Act"). The Act seeks to reform the U.S. health care system and its various provisions will become effective over the next eight years. IFC is currently evaluating the impact of the Act.

In July 2010, the FASB issued ASU 2010-20, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses* (ASU 2010-20). ASU 2010-20 amends ASC Topic 310 by requiring additional disaggregated disclosures about the credit quality of an entity's financing receivables (loans) and its allowance for credit losses. The objective of the new disclosures is to improve the financial statement user's understanding of (1) the nature of an entity's credit risks associated with its financing receivables and (2) the entity's assessment of that risk in estimating its allowance for credit losses as well as the changes in the allowance and the reasons for those changes. The new disclosures that relate to information as of the end of a reporting period are effective for the first interim or annual reporting period ending on or after December 15, 2010 (which is the three months ending December 31, 2010 for IFC). The new disclosures that include information for activity that occurs during a reporting period will be effective for the first interim or annual periods beginning after December 15, 2010 (which is the three months ending March 31, 2011 for IFC). IFC is evaluating the provisions of ASU 2010-20.

In addition, during the three months ended September 30, 2010, the FASB issued and/or approved various other ASUs. IFC analyzed and implemented the new guidance, as appropriate, with no material impact on either the financial position, results of operations or cash flows of IFC.

NOTE B – SCOPE OF CONSOLIDATION

IFC Asset Management Company, LLC (AMC)

IFC has established a wholly owned subsidiary, AMC, to mobilize capital from outside IFC's traditional investor pool and to manage third party capital. AMC is consolidated into IFC's financial statements. At September 30, 2010, IFC has provided $2 million of capital to AMC ($2 million - June 30, 2010).

At September 30, 2010, AMC manages three Funds - IFC Capitalization (Equity) Fund, L.P. (the Equity Capitalization Fund); IFC Capitalization (Subordinated Debt) Fund, L.P. (the Sub-Debt Capitalization Fund); and IFC African, Latin American and Caribbean Fund, L.P. (the ALAC Fund) (collectively, the AMC Funds).

The Equity Capitalization Fund

The purpose of the Equity Capitalization Fund is to make investments in eligible banks. IFC, as a limited partner, intends to invest $775 million in the Equity Capitalization Fund, subject to IFC Board of Directors approval of IFC's pro rata share of investments to be made by the Equity Capitalization Fund.

IFC is a limited partner of the Equity Capitalization Fund and accounts for this interest under the Fair Value Option. IFC Capitalization (Equity) Fund (GP), LLC (the Equity Capitalization Fund GP) is the general partner of the Equity Capitalization Fund. Until June 30, 2010, the Equity Capitalization Fund GP was a wholly-owned subsidiary of IFC. On June 30, 2010, IFC's general partnership interest in the Equity Capitalization Fund GP was transferred to AMC. The Equity Capitalization Fund GP is ultimately consolidated into IFC's financial statements.

At September 30, 2010, IFC has provided $163 million of capital to the Equity Capitalization Fund ($128 million - June 30, 2010).

The Sub-Debt Capitalization Fund

The purpose of the Sub-Debt Capitalization Fund is to make investments in eligible banks. IFC, as a limited partner, intends to invest $225 million in the Sub-Debt Capitalization Fund, subject to IFC Board of Directors approval of IFC's pro rata share of investments to be made by the Sub-Debt Capitalization Fund.

IFC is a limited partner of the Sub-Debt Capitalization Fund and accounts for this interest under the Fair Value Option. IFC Capitalization (Subordinated Debt) Fund (GP), LLC (the Sub-Debt Capitalization Fund GP) is the general partner of the Sub-Debt Capitalization Fund. Until June 30, 2010, the Sub-Debt Capitalization Fund GP was a wholly-owned subsidiary of IFC. On June 30, 2010, IFC's general partnership interest in the Sub-Debt Capitalization Fund GP was transferred to AMC. The Sub-Debt Capitalization Fund GP is ultimately consolidated into IFC's financial statements.

At September 30, 2010, IFC has provided less than $0.5 million of capital to the Sub-Debt Capitalization Fund, unchanged from June 30, 2010.

The ALAC Fund

The purpose of the ALAC Fund is to make investments in companies located in Sub-Saharan Africa, Latin America and the Caribbean. IFC intends to invest $180 million in the ALAC Fund, subject to IFC Board of Directors approval of IFC's pro rata share of investments to be made by the ALAC Fund.

IFC Founder Partner LLC, a wholly owned subsidiary of IFC, is a limited partner of the ALAC Fund and accounts for this interest under the Fair Value Option. IFC African, Latin American and Caribbean Fund (GP) LLC (the ALAC Fund GP), a wholly-owned subsidiary of AMC, is the general partner of the ALAC Fund. The ALAC Fund GP is ultimately consolidated into IFC's financial statements.

At September 30, 2010, IFC has provided $14 million of capital to the ALAC Fund ($3 million - June 30, 2010).

Impact of Consolidation

As a result of the consolidation of AMC, the Equity Capitalization Fund GP, the Sub-Debt Capitalization Fund GP, the ALAC Fund GP, and IFC Founder Partner LLC, IFC's condensed consolidated balance sheet at September 30, 2010 includes $6 million in receivables and other assets ($6 million - June 30, 2010), less than $0.5 million in equity investments (less than $0.5 million - June 30, 2010) and less than $0.5 million in payables and other liabilities (less than $0.5 million - June 30, 2010). Other income in IFC's condensed consolidated income statement includes $7 million during three months ended September 30, 2010 ($7 million - year ended June 30, 2010 and less than $0.5 million - year ended June 30, 2009) and other expenses includes $1 million during the three months ended September 30, 2010 ($2 million - year ended June 30, 2010 and $0 - year ended June 30, 2009).

IFC consolidates certain other entities as detailed further in Note N.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE C – LIQUID ASSET PORTFOLIO

Income from the liquid asset trading portfolio for the three months ended September 30, 2010 and 2009 comprises (US$ millions):

	2010	2009
Interest income	$ 104	$ 109
Net gains on trading activities:		
Realized (losses) gains	(32)	37
Unrealized gains	105	172
Net gains on trading activities	73	209
Foreign currency transaction (losses) gains	(6)	2
Total income from liquid asset trading portfolio	$ 171	$ 320

Net gains on trading activities comprise net gains on asset-backed and mortgage-backed securities of $68 million for the three months ended September 30, 2010 ($139 million - three months ended September 30, 2009) and net gains on other trading securities of $5 million for the three months ended September 30, 2010 ($70 million - three months ended September 30, 2009).

Trading securities at September 30, 2010 include securities with a fair value of $997 million, which are rated less than triple-A by one or more Rating Agencies ($1,009 million - June 30, 2010).

NOTE D – INVESTMENTS

The carrying value of investments at September 30, 2010 and June 30, 2010 comprises (US$ millions):

	September 30, 2010	June 30, 2010
Loans		
Loans at amortized cost	$ 18,511	$ 17,559
Less: Reserve against losses on loans	(1,333)	(1,349)
Net loans	17,178	16,210
Loans accounted for at fair value under the Fair Value Option (outstanding principal balance $510 - September 30, 2010, $488 - June 30, 2010)	489	450
Total Loans	17,667	16,660
Equity investments		
Equity investments at cost less impairment	2,401	2,551
Equity investments accounted for at fair value as available-for-sale* (cost $1,633 - September 30, 2010, $1,450 - June 30, 2010)	3,666	3,012
Equity investments accounted for at fair value under the Fair Value Option (cost $1,672 - September 30, 2010, $1,391 - June 30, 2010)	2,314	1,906
Total equity investments	8,381	7,469
Debt securities		
Debt securities accounted for at fair value as available-for-sale (amortized cost $1,537 - September 30, 2010, $1,491 - June 30, 2010)	1,703	1,609
Debt securities accounted for at fair value under the Fair Value Option (amortized cost $189 - September 30, 2010, $183 - June 30, 2010)	216	206
Total debt securities	1,919	1,815
Total carrying value of investments	$ 27,967	$ 25,944

* Unrealized gains on equity investments accounted for at fair value as available-for-sale at September 30, 2010 excludes $16 million ($20 million at June 30, 2010) in respect of equity investments that were previously listed in markets that provided readily determinable fair values that currently do not provide readily determinable fair values.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES

Loans

Income from loans and guarantees for the three months ended September 30, 2010 and 2009, comprise the following (US$ millions):

	2010	2009
Interest income	$ 165	$ 167
Commitment fees	9	10
Other financial fees	12	10
Unrealized gains on loans accounted for at fair value under the Fair Value Option	17	36
Income from loans and guarantees	**$ 203**	**$ 223**

Loans on which the accrual of interest has been discontinued amounted to $887 million at September 30, 2010 ($877 million - June 30, 2010). Interest income not recognized on nonaccruing loans during the three months ended September 30, 2010 totaled $19 million ($12 million - three months ended September 30, 2009). Interest income recognized on loans in nonaccrual status, related to current and prior years, during the three months ended September 30, 2010 was $8 million ($1 million - three months ended September 30, 2009) on a cash basis.

The average recorded investment in impaired loans during the three months ended September 30, 2010, was $879 million ($768 million - year ended June 30, 2010; $450 million - year ended June 30, 2009). The recorded investment in impaired loans at September 30, 2010 was $1,015 million ($984 million - June 30, 2010).

Guarantees

IFC extends financial guarantee facilities to its clients to provide full or partial credit enhancement for their debt securities and trade obligations. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at September 30, 2010 totaled $2,934 million ($2,721 million - June 30, 2010). Guarantees of $2,053 million that were outstanding (i.e., not called) at September 30, 2010 ($1,889 million - June 30, 2010), were not included in loans on IFC's condensed consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

Reserves against losses on loans

Changes in the reserve against losses on loans for the three months ended September 30, 2010, and the year ended June 30, 2010, are summarized below (US$ millions):

	Three months ended September 30, 2010			Year ended June 30, 2010		
	Specific reserves	Portfolio reserves	Total reserves	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 432	$ 917	$ 1,349	$ 300	$ 938	$ 1,238
(Release of) provision for losses on loans	(6)	(35)	(41)	153	(8)	145
Write-offs	(2)	-	(2)	(18)	-	(18)
Recoveries of previously written-off loans	1	-	1	5	-	5
Foreign currency transaction adjustments	7	19	26	(9)	(13)	(22)
Other adjustments*	-	-	-	1	-	1
Ending balance	**$ 432**	**$ 901**	**$ 1,333**	**$ 432**	**$ 917**	**$ 1,349**

*Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.

Provision for losses on loans and guarantees

The release of provision for losses on loans and guarantees in the condensed consolidated income statement for the three months ended September 30, 2010 includes a $3 million provision in respect of guarantees ($2 million - three months ended September 30, 2009). At September 30, 2010 the accumulated reserve for losses on guarantees, included in the condensed consolidated balance sheet in payables and other liabilities, was $27 million ($24 million - June 30, 2010).

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE F – DEBT SECURITIES

Debt securities accounted for as available-for-sale at September 30, 2010 and June 30, 2010 comprise (US$ millions):

	September 30, 2010				June 30, 2010			
	Amortized	Unrealized		Fair	Amortized	Unrealized		Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
Corporate debt securities	$ 1,204	$ 167	$ (102)	$ 1,269	$ 1,150	$ 107	$ (64)	$ 1,193
Preferred shares	303	104	(3)	404	309	102	(26)	385
Asset-backed securities at amortized cost	27	-	-	27	29	-	-	29
Other debt securities	3	-	-	3	3	-	(1)	2
Total	$ 1,537	$ 271	$ (105)	$ 1,703	$ 1,491	$ 209	$ (91)	$ 1,609

Unrealized losses on debt securities accounted for as available-for-sale at September 30, 2010 are summarized below (US$ millions):

	Less than 12 months		12 months or greater		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$ 366	$ (24)	$ 677	$ (78)	$ 1,043	$ (102)
Preferred shares	82	(3)	-	-	82	(3)
Total	$ 448	$ (27)	$ 677	$ (78)	$ 1,125	$ (105)

Corporate debt securities comprise investments in bonds and notes. Unrealized losses associated with corporate debt securities are primarily attributable to movements in the credit default swap spread curve applicable to the issuer. Based upon IFC's assessment of expected credit losses, IFC has determined that the issuer is expected to make all contractual principal and interest payments. Accordingly, IFC expects to recover the cost basis of these securities.

Preferred shares comprise investments in preferred equity investments with convertible features that are redeemable at the option of IFC or mandatorily redeemable by the issuer. Unrealized losses associated with preferred shares are primarily driven by changes in discount rates associated with changes in credit spreads or interest rates, minor changes in exchange rates and comparable market valuations in the applicable sector. Based upon IFC's assessment of the expected credit losses, IFC expects to recover the cost basis of these securities.

Income from debt securities for the three months ended September 30, 2010 and 2009, comprises the following (US$ millions):

	2010	2009
Interest income	$ 9	$ 8
Realized losses on sales of debt securities	(3)	-
Unrealized gains on debt securities accounted for at fair value under the Fair Value Option	4	1
Impairment losses on debt securities:		
Total other-than-temporary impairment losses	-	(3)
Portion of losses recognized in other comprehensive income	-	2
Net impairment losses recognized in net income	-	(1)
Dividends	2	-
Total income from debt securities	$ 12	$ 8

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE G – EQUITY INVESTMENTS

Income from equity investments for the three months ended September 30, 2010 and 2009 comprises the following (US$ millions):

	2010	2009
Realized gains on equity sales	$ 94	$ 167
Unrealized gains on equity investments accounted for at fair value under the Fair Value Option	127	71
Gains on non-monetary exchange	1	-
Dividends and profit participations	105	47
Other-than-temporary impairment losses:		
Equity investments at cost less impairment	(17)	(45)
Equity investments available-for-sale	(18)	(5)
Total other-than-temporary impairment losses on equity investments	(35)	(50)
Custody, fees and other	(1)	(2)
Total income from equity investments	**$ 291**	**$ 233**

Dividends and profit participations include $15 million ($14 million - three months ended September 30, 2009) of receipts received in freely convertible cash, net of cash disbursements, in respect of equity investments accounted for under the cost recovery method, for which cost has been fully recovered.

Equity investments include several private equity funds that invest primarily in emerging markets across a range of sectors and that are accounted for at fair value under the Fair Value Option. These investments cannot be redeemed with the funds. Instead, the nature of the investments in this class is that distributions are received through the liquidation of the underlying assets of the funds. IFC estimates that the underlying assets of the funds would be liquidated over five to eight years. The fair values of all these funds have been determined using the net asset value of IFC's ownership interest in partners' capital and totaled $1,478 million as of September 30, 2010 ($1,175 million as of June 30, 2010). The unfunded commitment obligations related to these funds totaled $1,394 million as of September 30, 2010 ($1,006 million as of June 30, 2010).

NOTE H – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME

Designated retained earnings

The components of designated retained earnings and related expenditures are summarized below (US$ millions):

	Grants to IDA	Advisory services	Performance-based grants	SME Ventures for IDA countries	Global Infrastructure Project Development Fund	Total designated retained earnings
At June 30, 2008	**$ -**	**$ 438**	**$ 188**	**$ 100**	**$ 100**	**$ 826**
Year ended June 30, 2009						
Expenditures against designated retained earnings	(450)	(129)	(5)	(1)		(585)
Designations of retained earnings	450	100				550
At June 30, 2009	**$ -**	**$ 409**	**$ 183**	**$ 99**	**$ 100**	**$ 791**
Year ended June 30, 2010						
Expenditures against designated retained earnings	(200)	(101)	(7)	(2)		(310)
Designations/Reallocations of retained earnings	200		(70)	(60)	(70)	-
Transfers		5	(5)			-
At June 30, 2010	**$ -**	**$ 313**	**$ 101**	**$ 37**	**$ 30**	**$ 481**
Three months ended September 30, 2010						
Designations of retained earnings		10				10
Expenditures against designated retained earnings		(60)	(1)	(1)		(62)
At September 30, 2010	**$ -**	**$ 263**	**$ 100**	**$ 36**	**$ 30**	**$ 429**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

On August 5, 2010, IFC's Board of Directors approved a designation of $600 million of IFC's retained earnings for grants to IDA and $10 million of IFC's retained earnings for advisory services.

Subsequent event – On October 8, 2010, IFC's Board of Governors noted with approval the designations approved by IFC's Board of Directors on August 5, 2010.

Accumulated other comprehensive income

The components of accumulated other comprehensive income at September 30, 2010 and June 30, 2010 are summarized as follows (US$ millions):

	September 30, 2010	June 30, 2010
Net unrealized gains on debt securities	$ 166	$ 118
Net unrealized gains on equity investments	2,049	1,582
Unrecognized net actuarial losses and unrecognized prior service costs on benefit plans	(490)	(498)
Total accumulated other comprehensive income	**$ 1,725**	**$ 1,202**

NOTE I – NET GAINS AND LOSSES ON OTHER NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE

Net losses on other non-trading financial instruments accounted for at fair value for the three months ended September 30, 2010 and 2009 comprises (US$ millions):

	2010	2009
Realized gains on derivative associated with investments:		
Net realized gains on derivatives associated with loans	$ 4	$ -
Net realized gains on derivatives associated with debt securities	11	-
Net realized gains on derivatives associated with equity investments	5	3
Total realized gains on derivative associated with investments	20	3
Unrealized losses on derivative associated with investments:		
Net unrealized losses on derivatives associated with loans	(84)	(26)
Net unrealized (losses) gains on derivatives associated with debt securities	(16)	19
Net unrealized gains (losses) on derivatives associated with equity investments	25	(23)
Total unrealized losses on derivative associated with investments	(75)	(30)
Unrealized losses on market borrowings accounted for at fair value:		
Credit spread component	27	(61)
Interest rate, foreign exchange and other components	(328)	(230)
Total unrealized losses on market borrowings	(301)	(291)
Unrealized gains on derivatives associated with market borrowings	322	59
Net unrealized gains (losses) on market borrowings and associated derivatives	21	(232)
Net losses on other non-trading financial instruments accounted for at fair value	**$ (34)**	**$ (259)**

As discussed in Note A, "Summary of significant accounting and related policies", market borrowings with associated derivatives are accounted for at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivatives primarily due to the different credit characteristics. The change in fair value reported in "Net unrealized gains (losses) on market borrowings and associated derivatives" includes the impact of changes in IFC's own credit spread. As credit spreads widen, unrealized gains are recorded and when such credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter the cash flows on the market borrowings.

NOTE J – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

As discussed in Note A, "Summary of significant accounting and related policies", IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as hedging instruments under ASC Topic 815. Note A describes how and why IFC uses derivative instruments. The fair value of derivative instrument assets and liabilities by risk type at September 30, 2010 and June 30, 2010 is summarized as follows (US$ millions):

Condensed consolidated balance sheet location	September 30, 2010 Fair value	June 30, 2010 Fair value
Derivative assets		
Interest rate	$ 871	$ 647
Foreign exchange	1	50
Interest rate and currency	2,512	1,653
Equity	344	337
Other	-	1
Total derivative assets	**$ 3,728**	**$ 2,688**
Derivative liabilities		
Interest rate	$ 424	$ 327
Foreign exchange	177	36
Interest rate and currency	856	777
Total derivative liabilities	**$ 1,457**	**$ 1,140**

The effect of derivative instrument contracts on the condensed consolidated income statement for the three months ended September 30, 2010 and 2009 is summarized as follows (US$ millions):

Derivative category	Income statement location	2010	2009
Interest rate contracts	Income from loans and guarantees	$ (12)	$ (8)
	Income from liquid asset trading activities	(100)	(91)
	Charges on borrowings	108	76
	Other income	2	4
	Net losses on other non-trading financial instruments accounted for at fair value	182	118
Foreign exchange contracts	Foreign currency transaction losses on non-trading activities	5	(1)
	Income from liquid asset trading activities	(6)	-
	Net losses on other non-trading financial instruments accounted for at fair value	(5)	(1)
Interest rate and currency contracts	Income from loans and guarantees	(45)	(43)
	Income from debt securities	(19)	(18)
	Income from liquid asset trading activities	10	2
	Charges on borrowings	203	146
	Foreign currency transaction losses on non-trading activities	731	581
	Net losses on other non-trading financial instruments accounted for at fair value	64	(73)
Equity contracts	Net losses on other non-trading financial instruments accounted for at fair value	27	(7)
Other derivative contracts	Income from equity investments	-	-
	Net losses on other non-trading financial instruments accounted for at fair value	(1)	(5)
Total		**$ 1,144**	**$ 680**

The income related to each derivative instrument category includes realized and unrealized gains and losses on both derivative instruments and nonderivative instruments.

At September 30, 2010, the outstanding volume, measured by US$ equivalent notional, of interest rate contracts was $36,225 million, foreign exchange contracts was $3,839 million and interest rate and currency contracts was $23,086 million. At September 30, 2010, there were 147 equity contracts and one other derivative contract related to IFC's loan and equity investment portfolio recognized as derivatives assets or liabilities under ASC Topic 815.

IFC enters into interest rate and currency derivative instruments under standard industry contracts that contain credit risk-linked contingent features with respect to collateral requirements. Should IFC's credit rating be downgraded from the current AAA, the credit support annexes of these standard swap agreements detail, by swap counterparty, the collateral requirements IFC must satisfy in this event. The aggregate fair value of derivatives containing a credit risk-linked contingent feature in a net liability position was $445 million at September 30, 2010 ($157 million at June 30, 2010). At September 30, 2010 IFC had no collateral posted under these agreements. If IFC was downgraded from the current AAA to AA+, then collateral in the amount of $138 million would be required to be posted against net liability positions with counterparties at September 30, 2010 (less than $1 million at June 30, 2010).

NOTE K – FAIR VALUE MEASUREMENTS

Many of IFC's financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the realizable values, since IFC generally holds loans, borrowings and other financial instruments with contractual maturities with the aim of realizing their historical values.

The estimated fair values reflect the interest rate environments as of September 30, 2010 and June 30, 2010. In different interest rate environments, the fair value of IFC's financial assets and liabilities could differ significantly, especially the fair value of certain fixed rate financial instruments. Reasonable comparability of fair values among financial institutions is not likely, because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standards introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of IFC. The fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.

The methodologies used and key assumptions made to estimate fair values as of September 30, 2010, and June 30, 2010, are summarized below.

Liquid assets - The primary pricing source for the liquid assets is valuations obtained from external pricing services (vendor prices). The most liquid securities in the liquid asset portfolio are exchange traded futures and options and US Treasuries. For exchange traded futures and options, exchange quoted prices are obtained and these are classified as Level 1 in accordance with ASC 820. Liquid assets valued using quoted market prices are also classified as Level 1. US Treasuries are valued using index prices and also classified as Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC's evaluation of the vendor's pricing methodologies. Most vendor prices use some form of matrix pricing methodology to derive the inputs for projecting cash flows or to derive prices. When vendor prices are not available, liquid assets are valued internally by IFC using yield pricing approach or comparables model approach and these are classified as Level 2 or Level 3 depending on the degree that the inputs are observable in the market.

The critical factors in valuing liquid assets in both Level 2 and Level 3 are the estimation of cash flows and yield. Other significant inputs for valuing corporate securities, quasi-government securities and sovereign or sovereign-guaranteed securities include reported trades, broker/dealer quotes, benchmark securities, option adjusted spread curve, volatilities, and other reference data. In addition to these inputs, valuation models for securitized or collateralized securities use collateral performance inputs, such as weighted average coupon rate, weighted average maturity, conditional prepayment rate, constant default rate, vintage, and credit enhancements.

Derivative instruments - The various classes of derivative instruments include foreign exchange contracts, interest rate and currency contracts, equity contracts and other derivative contracts. Certain over the counter derivatives in the liquid asset portfolio priced in-house are classified as Level 2, while certain over the counter derivatives priced using external manager prices are classified as Level 3. Fair values for derivative instruments are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate. The significant inputs used in valuing the various classes of derivative instruments are presented below:

Classes	Significant Inputs
Interest rate contracts	Inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Foreign exchange	Foreign exchange rate, inter-bank yield curves and foreign exchange basis curve.
Interest rate and currency rates	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Equity	Equity spot price, volatility, risk free rate, dividend yield, expiry date, discount rate, strike price, discount rate and option period.

Other derivative contracts	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve, yield curves specified to index, floating rates and inflation curve, swaption volatility matrix, equity spot price, volatility and dividend yield.

Loans and loan commitments - Fair values of loans were determined on the basis of discounted cash flows, incorporating credit default swap spreads and expected recovery rates, risk free rate, amortization schedule and investment risk rating and were classified as Level 3. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features were considered in determining the loans' fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features.

Equity investments - Equity investments valued using quoted prices in active markets are classified as Level 1. Investments in funds were valued using net asset values and classified under Level 3 . Equity investments, other than investments in funds, without available market prices were valued using valuation techniques appropriate to the investment such as recent transactions (IFC's purchase price, price that is in the process of negotiation, or recent trade price from third party transactions), discounted cash flows, and relative valuation through the use of comparables. Such equity investments were classified as Level 3.

The below table presents the significant inputs for the discounted cash flow model and the relative valuation through use of comparables approach:

Valuation techniques	Banking and non-banking financial institutions	Insurance companies	Others
Discounted cash flow model	Asset growth rate, discount rate, terminal value multiple or perpetual growth rate, cost of equity, return on assets, target leverage and recovery rate.		
Relative valuations through the use of comparables	Price/Book Value, and Price/Earnings.	Price/Book Value, Price/Embedded Value, and Appraisal Value	Enterprise Value/EBITDA, Enterprise Value/Sales, Price /Book Value, Price/Earnings, Price/EBITDA, and Price/Sales.

Debt securities - Debt securities in IFC's investment portfolio do not have available market prices and are valued using discounted cash flow approaches. All debt securities are classified as Level 3. Significant inputs used for valuations of significant classes of debt securities are presented below:

Classes	Significant Inputs
Corporate debt securities	Risk free rate, amortization schedule, investment risk rating, Credit Default Swap (CDS) spreads and recovery rate.
Asset Backed Securities	Risk free rate, asset risk rating, CDS spreads, recovery rate and correlation parameter, CDS spread, ratings of class notes, index rates, default rate, prepayment rate, recovery rate, recovery lag, delinquency rate and optional redemption option.

Borrowings - Fair values derived by using quoted prices in active markets are classified as Level 1. Fair values derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate are classified as Level 2. The significant inputs used in valuing borrowings classified as Level 2 are presented below:

Classes	Significant Inputs
Structured bonds	Foreign exchange rate and inter-bank yield curves, IFC's credit curve and swaption volatility matrix, foreign exchange rate volatility, equity spot price, volatility and dividend yield.
Unstructured bonds	Inter-bank yield curve and IFC's credit curve.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Fair value of assets and liabilities

Estimated fair values of IFC's financial assets and liabilities and off-balance sheet financial instruments at September 30, 2010 and June 30, 2010 are summarized below (US$ millions). IFC's credit exposure is represented by the estimated fair values of its financial assets. Note A provides a summary of IFC's significant accounting policies.

	September 30, 2010		June 30, 2010	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Cash and due from banks, time deposits, securities and securities purchased under resale agreements	$ 30,737	$ 30,737	$ 29,930	$ 29,930
Investments:				
Loans	17,667	18,426	16,660	17,172
Cost method equity investments	2,401	5,471	2,551	5,228
Equity investments accounted for at fair value as available-for-sale	3,666	3,666	3,012	3,012
Equity investments accounted for at fair value under the Fair Value Option	2,314	2,314	1,906	1,906
Total equity investments	8,381	11,451	7,469	10,146
Debt securities accounted for at fair value as available-for-sale	1,703	1,703	1,609	1,609
Debt securities accounted for at fair value under the Fair Value Option	216	216	206	206
Total debt securities	1,919	1,919	1,815	1,815
Total investments	27,967	31,796	25,944	29,133
Derivative assets:				
Borrowings-related	3,093	3,093	1,798	1,798
Liquid asset portfolio-related and other	54	54	154	154
Investment-related	479	479	658	658
Client risk management-related	102	102	78	78
Total derivative assets	3,728	3,728	2,688	2,688
Other investment-related financial assets	34	168	33	244
Financial liabilities				
Securities sold under repurchase agreements and payable for cash collateral received	8,424	8,424	8,393	8,393
Market and IBRD borrowings outstanding	33,683	33,691	31,106	31,117
Derivative liabilities:				
Borrowings-related	232	232	575	575
Liquid asset portfolio-related and other	532	532	181	181
Investment-related	591	591	306	306
Client risk management-related	102	102	78	78
Total derivative liabilities	1,457	1,457	1,140	1,140

Other investment-related financial assets comprise standalone options and warrants that do not meet the definition of a derivative.

The fair value of loan commitments amounted to $18 million at September 30, 2010 ($20 million - June 30, 2010). Fair values of loan commitments were based on discounted cash flows.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Fair value hierarchy

The following tables provide information as of September 30, 2010 and June 30, 2010, about IFC's financial assets and financial liabilities measured at fair value on a recurring basis. As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement (US$ millions):

	At September 30, 2010			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Money market funds	$ 165	$ -	$ -	$ 165
Treasury securities	6,839	7	-	6,846
Foreign government bonds	1,694	503	-	2,197
Government guaranteed bonds	3,971	2,164	-	6,135
Supranational bonds	43	32	15	90
Foreign municipal bonds	7	184	-	191
Agency bonds	19	9	-	28
Foreign agency bonds	614	218	-	832
Agency residential mortgage-backed securities	18	90	-	108
Asset-backed securities	1	2,465	76	2,542
Foreign asset-backed securities	-	99	-	99
Corporate bonds	1,503	466	-	1,969
Commercial mortgage-backed securities	-	928	-	928
Foreign residential mortgage-backed securities	46	986	7	1,039
Non-agency residential mortgage-backed securities	-	800	-	800
Collateralized debt and collateralized loan obligations	-	54	77	131
Total trading securities	14,920(*)	9,005	175	24,100
Loans (outstanding principal balance $510)	-	-	489	489
Equity investments:				
Banking and non-banking financial institutions	1,911	-	493	2,404
Insurance companies	74	-	2	76
Funds	19	-	1,459	1,478
Others	1,546	-	476	2,022
Total equity investments	3,550	-	2,430	5,980
Debt securities:				
Corporate debt securities	-	-	1,400	1,400
Preferred shares	-	-	486	486
Asset-backed securities	-	-	27	27
Other debt securities	-	-	6	6
Total debt securities	-	-	1,919	1,919
Derivative assets:				
Interest rate contracts	-	871	-	871
Foreign exchange	-	1	-	1
Interest rate and currency rates	-	2,512	-	2512
Equity	-	-	344	344
Total derivative assets	-	3,384	344	3,728
Total assets at fair value	$ 18,470	$ 12,389	$ 5,357	$ 36,216
Borrowings:				
Structured bonds	$ -	$ 4,649	$ -	$ 4,649
Unstructured bonds	12,603	14,464	-	27,067
Total borrowings (outstanding principal balance $32,187)(**)	12,603	19,113	-	31,716
Derivative liabilities:				
Interest rate contracts	-	424	-	424
Foreign exchange	-	177	-	177
Interest rate and currency rates	-	856	-	856
Total derivative liabilities	-	1,457	-	1,457
Total liabilities at fair value	$ 12,603	$ 20,570	$ -	$ 33,173

* includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $1,314 million at September 30, 2010.
** includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $2,695 million, with a fair value of $2,151 million as of September 30, 2010.
Note: For the three months ended September 30, 2010 securities with a fair value of $101 million were transferred from level 1 to level 2 due to market activities, and securities with fair value of $5,716 million were transferred from level 2 to level 1 due to change in classification approach.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	At June 30, 2010			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Money market funds	$ 456	$ -	$ -	$ 456
Treasury securities	7,052	173	-	7,225
Foreign government bonds	131	273	-	404
Government guaranteed bonds	314	6,252	-	6,566
Supranational bonds	-	150	14	164
Foreign municipal bonds	-	480	-	480
Agency bonds	3	26	-	29
Foreign agency bonds	-	932	-	932
Agency residential mortgage-backed securities	-	657	-	657
Asset-backed securities	-	2,625	55	2,680
Foreign asset-backed securities	-	86	-	86
Corporate bonds	-	1,359	-	1,359
Commercial mortgage-backed securities	-	750	-	750
Foreign residential mortgage-backed securities	-	570	-	570
Non-agency residential mortgage-backed securities	-	822	-	822
Collateralized debt and collateralized loan obligations	-	106	108	214
Other	34	-	-	34
Total trading securities	7,990*	15,261	177	23,428
Loans (outstanding principal balance $488)	-	-	450	450
Equity investments:				
Banking and non-banking financial institutions	1,201	-	835	2,036
Insurance companies	-	-	33	33
Funds	2	-	1,177	1,179
Others	1,226	-	444	1,670
Total equity investments	2,429	-	2,489	4,918
Debt securities:				
Corporate debt securities	-	-	1,316	1,316
Preferred shares	-	-	464	464
Asset-backed securities	-	-	29	29
Other debt securities	-	-	6	6
Total debt securities	-	-	1,815	1,815
Derivative assets:				
Interest rate contracts	-	647	-	647
Foreign exchange	-	50	-	50
Interest rate and currency rates	-	1,653	-	1,653
Equity	-	-	337	337
Other derivative contracts	-	-	1	1
Total derivative assets	-	2,350	338	2,688
Total assets at fair value	**$ 10,419**	**$ 17,611**	**$ 5,269**	**$ 33,299**
Borrowings:				
Structured bonds	$ -	$ 4,439	$ -	$ 4,439
Unstructured bonds	12,020	12,746	-	24,766
Total borrowings (outstanding principal balance $29,944**)	12,020	17,185	-	29,205
Derivative liabilities:				
Interest rate contracts	-	327	-	327
Foreign exchange	-	36	-	36
Interest rate and currency rates	-	777	-	777
Total derivative liabilities	-	1,140	-	1,140
Total liabilities at fair value	**$ 12,020**	**$ 18,325**	**$ -**	**$ 30,345**

* includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $561 million at June 30, 2010.

** includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $2,499 million, with a fair value of $1,958 million as of June 30, 2010.

Note: For the year ended June 30, 2010 there were no transfers between Level 1 and Level 2 or vice versa.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following tables present the changes in the carrying value of IFC's Level 3 financial assets and financial liabilities for the three months ended September 30, 2010 and year ended June 30, 2010 (US$ millions):

Level 3 trading securities for the three months ended September 30, 2010

	Asset backed securities	Mortgage backed securities	Supranational bonds	Collateralized loan and debt obligations	Total
Balance as of July 1, 2010	$ 55	$ -	$ 14	$ 108	$ 177
Transfers into Level 3 (***)	2	-	-	-	2
Transfers out of Level 3 (****)	-	-	-	(31)	(31)
Net gains (losses) (realized and unrealized) for the three months ended September 30, 2010 in:					
Net income	(1)	-	1	-	-
Purchases, issuances, sales and settlements:					
Purchases	23	7	-	-	30
Proceeds from sales	(3)	-	-	-	(3)
Balance as of September 30, 2010	$ 76	$ 7	$ 15	$ 77	$ 175
For the three months ended September 30, 2010:					
Net unrealized (losses) gains included in net income	$ (1)	$ -	$ 1	$ -	$ -

Level 3 loans and debt securities for three months ended September 30, 2010

	Loans	Debt securities				
		Corporate securities	Preferred shares	Asset backed securities	Others	Total
Balance as of July 1, 2010	$ 450	$ 1,316	$ 464	$ 29	$ 6	$ 1,815
Net gains (realized and unrealized) for the three months ended September 30, 2010 in:						
Net income	27	10	(5)	-	-	5
Other comprehensive income	-	23	25	-	-	48
Purchases, issuances, sales and settlements:						
Purchases	-	76	13	-	-	89
Issuances	32	-	-	-	-	-
Proceeds from sales	-	-	(11)	-	-	(11)
Settlements and others	(20)	(25)	-	(2)	-	(27)
Balance as of September 30, 2010	$ 489	$ 1,400	$ 486	$ 27	$ 6	$ 1,919
For the three months ended September 30, 2010:						
Net unrealized gains (losses) included in net income	$ 26	$ 6	$ (3)	$ -	$ -	$ 3
Net unrealized gains included in other comprehensive income	$ -	$ 27	$ 20	$ -	$ -	$ 47

(***) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of September 30, 2010.
(****) Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities as of September 30, 2010.
Note: IFC's policy is to recognize transfers in and transfers out at the beginning of the reporting period.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Level 3 equity investments for the three months ended September 30, 2010

	Banking and non-banking institutions	Insurance companies	Funds	Others	Total
Balance as of July 1, 2010	$ 835	$ 33	$ 1,177	$ 444	$ 2,489
Transfers out of Level 3 (****)	(430)	(30)	-	(85)	(545)
Net gains (losses) (realized and unrealized) for the three months ended September 30, 2010 in:					
Net income	12	(1)	72	45	128
Other comprehensive income	(6)	-	-	31	25
Purchases, issuances, sales and settlements:					
Purchases	9	-	249	47	305
Proceeds from sales	(4)	-	(39)	(1)	(44)
Settlements and others	77	-	-	(5)	72
Balance as of September 30, 2010	**$ 493**	**$ 2**	**$ 1,459**	**$ 476**	**$ 2,430**
For the three months ended September 30, 2010:					
Net unrealized gains included in net income	$ 12	$ -	$ 65	$ 47	$ 124
Net unrealized gains (losses) included in other comprehensive income	$ (6)	$ -	$ -	$ 31	$ 25

Level 3 derivative assets for three months ended September 30, 2010

	Derivative assets		
	Equity	Others	Total
Balance as of July 1, 2010	$ 337	$ 1	$ 338
Net gains (losses) (realized and unrealized) for the three months ended September 30, 2010 in net income	27	(1)	26
Purchases, issuances, sales and settlements:			
Purchases	1	-	1
Settlements and others	(21)	-	(21)
Balance as of September 30, 2010	**$ 344**	**$ -**	**$ 344**
For the three months ended September 30, 2010:			
Net unrealized gains included in net income	$ 42	$ -	$ 42

Level 3 trading securities for the year ended June 30, 2010

	Asset backed securities	Mortgage backed securities	Supranational bonds	Collateralized loan and debt obligations	Total
Balance as of July 1, 2009	$ 293	$ 382	$	$ 181	$ 856
Transfers into Level 3 (***)	-	-	17	-	17
Transfers out of Level 3 (****)	(293)	(382)	-	(55)	(730)
Net gains (losses) (realized and unrealized) for the year ended June 30, 2010 in net income	-	-	(3)	2	(1)
Purchases, issuances, sales and settlements:					
Purchases	55	-	-	-	55
Settlements and others	-	-	-	(20)	(20)
Balance as of June 30, 2010	**$ 55**	**$ -**	**$ 14**	**$ 108**	**$ 177**
For the year ended June 30, 2010:					
Net unrealized (losses) gains included in net income	$ -	$ -	$ (4)	$ 2	$ (2)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Level 3 loans and debt securities for the year ended June 30, 2010

	Loans	Debt securities				
		Corporate securities	Preferred shares	Asset backed securities	Others	Total
Balance as of July 1, 2009	$ 386	$ 1,171	$ 258	$ 67	$ 46	$ 1,542
Net gains (realized and unrealized) for the year ended June 30, 2010 in:						
Net income	37	34	31	6	-	71
Other comprehensive income	-	27	22	(4)	-	45
Purchases, issuances, sales and settlements:						
Purchases	-	150	115	-	4	269
Issuances	106	-	-	-	-	-
Proceeds from sales	-	-	(13)	-	-	(13)
Settlements and others	(79)	(66)	51	(40)	(44)	(99)
Balance as of June 30, 2010	**$ 450**	**$ 1,316**	**$ 464**	**$ 29**	**$ 6**	**$ 1,815**
For the year ended June 30, 2010:						
Net unrealized gains included in net income	$ 36	$ 13	$ 6	$ -	$ -	$ 19
Net unrealized gains included in other comprehensive income	$ -	$ 37	$ 39	$ -	$ -	$ 76

Level 3 equity investments for the year ended June 30, 2010

	Banking and non-banking institutions	Insurance companies	Funds	Others	Total
Balance as of July 1, 2009	$ 555	$ 3	$ 719	$ 299	$ 1,576
Transfers into Level 3 (***)	-	-	-	-	-
Transfers out of Level 3 (****)	(226)	-	-	(30)	(256)
Net gains (losses) (realized and unrealized) for the year ended June 30, 2010 in:					
Net income	56	-	186	93	335
Other comprehensive income	372	27	-	(9)	390
Purchases, issuances, sales and settlements:					
Purchases	25	-	373	110	508
Proceeds from sales	(7)	-	(101)	(11)	(119)
Settlements and others	60	3	-	(8)	55
Balance as of June 30, 2010	**$ 835**	**$ 33**	**$ 1,177**	**$ 444**	**$ 2,489**
For the year ended June 30, 2010:					
Net unrealized gains included in net income	$ 49	$ -	$ 122	$ 74	$ 245
Net unrealized gains (losses) included in other comprehensive income	$ 379	$ 27	$ -	$ (9)	$ 397

Level 3 derivative assets for year ended June 30, 2010

	Derivative assets		
	Equity	Others	Total
Balance as of July 1, 2009	$ 328	$ 7	$ 335
Net gains (losses) (realized and unrealized) for the year ended June 30, 2010 in net income	(29)	(6)	(35)
Purchases, issuances, sales and settlements:			
Purchases	66	-	66
Settlements and others	(28)	-	(28)
Balance as of June 30, 2010	**$ 337**	**$ 1**	**$ 338**
For the year ended June 30, 2010:			
Net unrealized gains included in net income	$ 3	$ 1	$ 4

(***) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of September 30, 2010.
(****) Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities as of September 30, 2010.
Note: IFC's policy is to recognize transfers in and transfers out at the beginning of the reporting period.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Gains and losses (realized and unrealized) from trading securities, loans, equity investments and debt securities included in net income for the period are reported on the condensed consolidated income statement in income from liquid asset trading activities, income from loans and guarantees, income from equity investments and income from debt securities, respectively.

As of September 30, 2010, equity investments, accounted for at cost less impairment, with a carrying amount of $126 million were written down to their fair value of $109 million ($219 million and $174 million - September 30, 2009) pursuant to ASC 320, Section 10-35, *Overall, Subsequent Measurements*, paragraph 17 et al thereof, resulting in a loss of $17 million, which was included in income from equity investments in the condensed consolidated income statement during the three months ended September 30, 2010 (loss of $45 million - three months ended September 30, 2009). The amount of the write down was based on a Level 3 measure of fair value.

NOTE L – SEGMENT REPORTING

For management purposes, IFC's business comprises two segments: client services and treasury services. The client services segment consists primarily of lending, investing in debt and equity securities, and advisory services activities. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Consistent with internal reporting, net income or expense from asset and liability management and client risk management activities in support of client services is allocated to the client services segment.

The assessment of segment performance by senior management includes net income for each segment, return on assets, and return on capital employed. IFC's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the condensed consolidated data.

An analysis of IFC's major components of income and expense by business segment for the three months ended September 30, 2010 and 2009 is given below (US$ millions):

	2010			2009		
	Client services	Treasury services	Total	Client services	Treasury services	Total
Income from loans and guarantees	$ 199	$ 4	$ 203	$ 219	$ 4	$ 223
Release of provision (provision) for losses on loans and guarantees	38	-	38	(127)	-	(127)
Income from debt securities	12	-	12	8	-	8
Income from equity Investments	291	-	291	233	-	233
Income from liquid asset trading activities	-	171	171	-	320	320
Charges on borrowings	(31)	(12)	(43)	(68)	(21)	(89)
Other income	42	-	42	42	-	42
Other expenses	(196)	(3)	(199)	(169)	(3)	(172)
Foreign currency transaction losses on non-trading activities	(23)	-	(23)	(48)	-	(48)
Expenditures for advisory services	(60)	-	(60)	(49)	-	(49)
Expenditures for performance-based grants and for IFC SME Ventures for IDA countries	(2)	-	(2)	(2)	-	(2)
Net losses on other non-trading financial instruments accounted for at fair value:						
Realized	20	-	20	3	-	3
Unrealized	(75)	21	(54)	(30)	(232)	(262)
Net income	**$ 215**	**$ 181**	**$ 396**	**$ 12**	**$ 68**	**$ 80**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE M – PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the three months ended September 30, 2010 and 2009 (US$ millions):

	Three months ended September 30, 2010		
	SRP	RSBP	PEBP
Benefit cost			
Service cost	$ 20	$ 3	$ 2
Interest cost	27	4	1
Expected return on plan assets	(34)	(4)	*
Amortization of prior service cost	*	*	*
Amortization of unrecognized net loss	5	2	1
Net periodic pension cost	$ 18	$ 5	$ 4

	Three months ended September 30, 2009		
	SRP	RSBP	PEBP
Benefit cost			
Service cost	$ 15	$ 3	$ 1
Interest cost	27	4	1
Expected return on plan assets	(35)	(4)	-
Amortization of prior service cost	*	*	*
Amortization of unrecognized net loss	3	1	1
Net periodic pension cost	$ 10	$ 4	$ 3

* Less than $0.5 million

NOTE N – VARIABLE INTEREST ENTITIES AND OTHER CONSOLIDATED ENTITIES

Consolidated VIEs

IFC has consolidated three VIEs into these condensed consolidated financial statements.

In October 2009, IFC created a special purpose vehicle, Hilal Sukuk Company, to facilitate a $100 million Sukuk under IFC's borrowings program. Hilal Sukuk Company is a variable interest entity and has been consolidated into these condensed consolidated financial statements. The consolidation of Hilal Sukuk Company had no material impact on these condensed consolidated financial statements.

The other two consolidated VIEs are in the collective investment vehicles sector in the Latin America and Caribbean region. As a result of their consolidation, IFC's condensed consolidated balance sheet at September 30, 2010 includes additional assets of $11 million in equity investments ($14 million - June 30, 2010), $3 million in receivables and other assets ($1 million - June 30, 2010), and additional liabilities of $3 million in payables and other liabilities ($4 million - June 30, 2010).

Related to the consolidation of these VIEs, other income includes $0 during the three months ended September 30, 2010 ($3 million - three months ended September 30, 2009) and other expenses includes $1 million during the three months ended September 30, 2010 ($1 million - three months ended September 30, 2009).

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Significant variable interests

IFC has identified 92 investments in VIEs which are not consolidated by IFC but in which it is deemed to hold significant variable interests at September 30, 2010 (104 investments - June 30, 2010).

The majority of these VIEs do not involve securitizations or other types of structured financing. IFC is usually the minority investor in these VIEs. These VIEs are mainly: (a) investment funds, where the general partner or fund manager does not have substantive equity at risk, which IFC does not consolidate because it does not absorb majority of funds' expected losses or expected residual returns and (b) entities whose total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support or whose activities so narrowly defined by contracts that equity investors are considered to lack decision making ability, which IFC does not consolidate because it does not have the power to control the activities that most significantly impact their economic performance. IFC's involvement with these VIEs includes investments in equity interests and senior or subordinated interests, guarantees and risk management arrangements. IFC's interests in these VIEs are recorded on IFC's condensed consolidated balance sheet primarily in equity investments, loans, debt securities, and other liabilities, as appropriate.

Based on the most recent available data from these VIEs, the size, including committed funding in which IFC is deemed to hold significant variable interests, totaled $10,919 million at September 30, 2010 ($12,424 million - June 30, 2010). IFC's maximum exposure to loss as a result of its investments in these VIEs, comprising both carrying value of investments and amounts committed but not yet disbursed, was $3,091 million at September 30, 2010 ($3,260 million - June 30, 2010).

The sector and geographical regional analysis of IFC's maximum exposures as a result of its investment in these VIEs at September 30, 2010 is as follows (US$ millions):

Sector	September 30, 2010					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Transportation and warehousing	$ 607	$ 42	$ 5	$ 9	$ 59	$ 722
Finance and insurance	115	55	287	91	15	563
Electric power	485	6	15	-	1	507
Utilities, oil, gas and mining	301	37	-	7	-	345
Information	244	-	20	-	-	264
Collective investment vehicles	32	105	-	-	-	137
Food and beverages	110	-	8	-	-	118
Construction and real estate	94	2	-	-	-	96
Primary metals	74	-	-	-	-	74
Accommodation and tourism services	38	23	-	-	-	61
Industrial and consumer products	37	9	-	-	-	46
Wholesale and retail trade	35	3	5	-	-	43
Health care	20	20	-	-	-	40
Agriculture and forestry	27	2	-	-	-	29
Professional, scientific and technical services	22	-	3	-	-	25
Textiles, apparel and leather	19	2	-	-	-	21
Maximum exposure to VIEs	$ 2,260	$ 306	$ 343	$ 107	$ 75	$ 3,091

Geographical Region	September 30, 2010					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Asia	$ 894	$ 64	$ 44	$ -	$ -	$ 1,002
Latin America and Caribbean	464	68	63	105	10	710
Middle East and North Africa	497	79	-	-	50	626
Sub-Saharan Africa	214	72	-	2	-	288
Europe and Central Asia	191	3	15	-	-	209
Other	-	20	221	-	15	256
Maximum exposure to VIEs	$ 2,260	$ 306	$ 343	$ 107	$ 75	$ 3,091

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

IFC's carrying value of investments and maximum exposure to VIEs at September 30, 2010 is as follows (US$ millions):

Investment Portfolio	September 30, 2010 Carrying value of investments	Committed but not yet disbursed	Maximum exposure
Loans	$ 1,622	$ 638	$ 2,260
Equity investments	206	100	306
Debt securities	211	132	343
Guarantees	107	-	107
Risk management	56	19	75
Maximum exposure to VIEs	$ 2,202	$ 889	$ 3,091

Other consolidated entities

Beginning July 1, 2010, IFC has consolidated one entity, in the collective investment vehicles sector in the Asia region, into these condensed consolidated financial statements under the voting interest model. During the three months ended September 30, 2010, IFC disbursed $2 million to this entity.

NOTE O – CONTINGENCIES

In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC's financial position, results of operations or cash flows.

REPORT OF INDEPENDENT ACCOUNTANTS



KPMG LLP
2001 M Street, NW
Washington, DC 20036-3389

Report of Independent Accountants

President and Board of Directors
International Finance Corporation:

We have reviewed the condensed consolidated balance sheet of the International Finance Corporation (IFC) as of September 30, 2010, the related condensed consolidated income statements and statements of comprehensive income, changes in capital, and cash flows for the three month periods ended September 30, 2010 and 2009. These condensed consolidated financial statements are the responsibility of IFC's management.

We conducted our reviews in accordance with the standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet and consolidated statement of capital stock and voting power of the IFC as of June 30, 2010, and the related consolidated income statement and statements of comprehensive income, changes in capital, and cash flows for each of the years in the two-year period ended June 30, 2010 (not presented herein); and in our report dated August 5, 2010, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of June 30, 2010 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.



November 12, 2010

AD 1 IFRS Filer Reviews of Periodic Reports
March 25. 2010 Meeting
Summary of Guidance

AD 1 Staff responsible for reviewing IFRS filers met with CF – OCA Staff. The purpose was to follow up on open issues from our March 18th meeting. Here is a summary of guidance received to consider in our reviews.

- **Open:** Does a filer applying IFRS for the first time have to present five years of US GAAP in selected financial data (Dr. Reddy's).
  Resolved: No, General Instruction G (c) to the 20-F is not correct. The two most recent years of the five years of selected financial data need only be presented in IFRS.
- **Open:** If a FPI is not required to provide Regulation G disclosures re a nonGAAP measure presented outside a filing, what should be our comment approach (Dr. Reddy's).
  Resolved: If a FPI meets the three conditions in rule 100(c) of Regulation G then it does not have to comply with Regulation G and we should not comment unless disclosure in misleading. We can usually determine from information in the filing whether the company meets these conditions. Also, keep in mind that 6-K is simply taking what was filed in a foreign jurisdiction and including it in the 6-K.
- **Open:** Is MD&A presentation of nonGAAP core earnings and a full blown nonGAAP income statement appropriate (Novartis).
  Resolved: No. Comment approach is same as for U.S. Company under U.S. GAAP.
- **Open:** Is disclosing that Australian IFRS complies with IFRS acceptable to meet the requirement to disclose that the financial statements comply with IFRS as issued by the IASB (Novogen).
  Resolved: No, amendment required; future compliance not acceptable.
- **Open:** Is it acceptable under IFRS for an investor to estimate its share of earnings in an equity method investment based on a survey of analyst estimates (Novartis).
  Resolved: Maybe. We would need to find out more about how what they did complied with paragraphs 24 and 25 of IAS 28. In Novartis' case we did not pursue as the amounts are clearly not material.